UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SOLENO THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Anish Bhatnagar

Chief Executive Officer

100 Marine Parkway, Suite 400

Redwood City, CA 94065

(650) 213-8444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Elton Satusky

Robert T. Ishii

Douglas K. Schnell

Catherine Riley Tzipori

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”). The address of the principal executive offices of Soleno is 100 Marine Parkway, Suite 400, Redwood City, California 94065, and its telephone number is (650) 213-8444. In this Schedule 14D-9, “we,” “us,” “our” or “Soleno” refer to Soleno Therapeutics, Inc.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of Soleno (collectively, the “Shares”). As of the close of business on April 5, 2026, there were (1) 51,718,149 Shares issued and outstanding; (2) 4,512,800 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”); (3) 1,158,554 Shares issuable upon settlement of outstanding restricted stock unit awards (“Company RSUs”); (4) 1,147,524 Shares reserved for future issuance under the Soleno 2014 Equity Incentive Plan (as amended and restated, the “2014 Plan”) and the Soleno 2020 Inducement Equity Incentive Plan (as amended and restated, the “2020 Plan,” and together with the 2014 Plan, the “Company Equity Plans”); (5) 1,864 Shares reserved for future issuance under the Soleno 2014 Employee Stock Purchase Plan (the “Company ESPP”); (6) 1,599 Shares were reserved for future issuance upon the exercise of outstanding warrants to purchase Shares pursuant to the Underwriting Agreement, dated as of March 28, 2022, by and between Soleno and Oppenheimer & Co. Inc. (the “Company Legacy Warrants”); and (7) 250,000 Shares were reserved for future issuance upon the exercise of outstanding prefunded Soleno warrants to purchase Shares pursuant to the Securities Purchase Agreement, dated as of September 28, 2023, by and among Soleno and the purchasers named therein (the “Company Prefunded Warrants” and together with the “Company Legacy Warrants,” the “Company Warrants”).

Item 2. Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of Soleno, which is the person filing this Schedule 14D-9, are set forth above under the caption “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by (1) Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”); and (2) Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Neurocrine (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares at a price of $53.00 per Share in cash, without interest (the “Offer Price”), subject to any applicable withholding Taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Soleno’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 5, 2026 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among Neurocrine,

Purchaser and Soleno. The below summary of the Merger Agreement is qualified in its entirety by the description contained in Section 11 (The Transaction Documents) of the Offer to Purchase. A copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides, among other matters, that if the Offer is consummated, as soon as practicable following the consummation (as defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”)) of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the DGCL. Purchaser will be merged with and into Soleno (the “Merger”) without a vote of Soleno’s stockholders in accordance with Section 251(h) of the DGCL, with Soleno continuing as the surviving corporation (the “Surviving Company”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Soleno, Neurocrine, Purchaser or any of their respective subsidiaries or by any person who has properly exercised and perfected their demands for appraisal of such holder’s Shares in the time and manner provided in Section 262 of the DGCL) will be converted into the right to receive the Offer Price.

Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the terms and conditions of the Merger Agreement, including the prior satisfaction of the following conditions: (1) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Neurocrine and its subsidiaries, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (2) subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of Soleno contained in the Merger Agreement; (3) compliance with, or performance in all material respects of, all of the covenants and agreements that Soleno is required to comply with or perform at or prior to the Offer Acceptance Time (as defined below); (4) since the date of the Merger Agreement, absence of a material adverse effect on Soleno; (5) the termination or expiration of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”); (6) no Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Soleno or Neurocrine shall have issued an order, decree or ruling (whether temporary, preliminary or permanent) that (x) restrains, enjoins or otherwise prohibits the acceptance for payment of Shares pursuant to the Offer or the Merger or (y) makes the consummation of the Offer or the Merger illegal; and (7) certain other customary conditions.

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Merger Agreement also provides that,

•

At the Effective Time, each Share (other than any Shares (1) owned by Neurocrine, Purchaser or Soleno or by any of their respective subsidiaries (or held in Soleno’s treasury); and (2) as to which the holder is entitled to appraisal rights under the DGCL and has properly exercised and perfected such holder’s demand for appraisal and, as of the Effective Time has not effectively withdrawn or lost such holder’s rights to such appraisal and payment under the DGCL) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes.

•

Effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option (as defined below) (an “In the Money Option”), whether or not then vested or exercisable, will fully vest and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to (1) the total number of Shares subject to such Company Option immediately prior to such cancellation multiplied by (2) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share underlying such Company Option.

•

Each Company Option that has an exercise price per Share that is equal to or greater than the Offer Price (an “Out of the Money Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and no holder thereof will be entitled to any payment with respect to such Company Option before or after the Effective Time.

•

Effective immediately prior to the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time, whether or not then vested, shall fully vest, and shall be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product of (1) the Offer Price and (2) the number of Shares subject to such Company RSU immediately prior to such cancellation.

•

Effective immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be treated as being simultaneously cashless exercised as of immediately prior to the Effective Time, in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any applicable withholding taxes. Soleno is required to use reasonable best efforts to enter into a warrant termination agreement with each holder of a Company Warrant that is not exercised prior to the Effective Time.

The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on May 15, 2026, unless extended or earlier terminated as permitted by the Merger Agreement (such date and time or such subsequent date and time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

The Merger Agreement also provides, among other things, that, subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer contained in the Merger Agreement, as soon as practicable after the Expiration Time, Purchaser will consummate the Offer in accordance with its terms, and promptly irrevocably accept for payment (the time of such acceptance for payment, the “Offer Acceptance Time”), and substantially concurrent with the Effective Time, Neurocrine or Purchaser will deposit, or cause to be deposited, with the depositary, cash sufficient to pay the aggregate Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable (but in any event no later than the first business day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions) or on such other date as Soleno, Neurocrine and Purchaser may mutually agree in writing.

The foregoing summary of the Transactions and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Neurocrine and Purchaser is 6027 Edgewood Bend Court, San Diego, California 92130, and the telephone number at such principal office is (858) 617-7600. Neurocrine’s internet address is www.neurocrine.com.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the “Investors” section of Soleno’s website at investors.soleno.life.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between

Soleno or any of its affiliates, on the one hand, and any of Soleno’s executive officers, directors or affiliates, on the other hand, as set forth in Soleno’s Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on April 22, 2025 (the “Proxy Statement”), Soleno’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on February 25, 2026 (the “Form 10-K”), and other filings and reports that Soleno has filed with the SEC, to Soleno’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (1) Soleno or any of its affiliates, on the one hand; and (2) (A) any of its executive officers, directors or affiliates; or (B) Neurocrine, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Soleno (the “Soleno Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters as described under the caption “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Arrangements between Soleno and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Soleno Board to tender Shares in the Offer, Soleno’s stockholders should be aware that Soleno’s executive officers, members of the Soleno Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Soleno’s stockholders, generally. The Soleno Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	outstanding In the Money Options and outstanding Company RSUs, whether vested or not, will be fully vested and cashed out in connection with the Merger;

•

Soleno’s executive officers are eligible to receive severance payments and benefits in the event of a change in control termination (as defined under the caption “—Potential Payments and Benefits upon Termination or Change in Control”) pursuant to the Soleno Key Executive Change in Control and Severance Plan (the “Executive Severance Plan”) and the individually executed participation agreements thereunder;

•

certain key employees, including executive officers, may be eligible to participate in a post-closing retention program established by Neurocrine, not to exceed $15,000,000 in the aggregate, and receive retention awards which may consist of cash, equity, or a mixture of both and subject to vesting over 12 to 24 months following the closing;

•

certain executive officers who are expected to be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may enter into agreements to receive gross-up payments for taxes incurred in connection with Section 4999 of the Code; and

•	Soleno’s directors and officers are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and Soleno.

For further information with respect to the arrangements between Soleno and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Soleno and its executive officers, directors and affiliates, please see the Proxy Statement, the Form 10-K, and other filings and reports that Soleno may file from time to time with the SEC.

Outstanding Shares Held by Directors and Executive Officers

As of April 15, 2026, the executive officers and directors of Soleno beneficially owned, in the aggregate, 623,303 Shares (excluding Shares issuable upon exercise of Company Options and vesting and settlement of Company RSUs), representing approximately 1.19% of the then-outstanding Shares.

The following table sets forth (1) the number of Shares beneficially owned as of April 15, 2026, by each of Soleno’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of Company RSUs); and (2) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned*	Merger Consideration Payable in Respect of Shares Beneficially Owned
Executive Officers
Anish Bhatnagar, M.D., Chief Executive Officer and Chairman of the Board	429,033	$22,738,749
Jennifer Fulk, Chief Financial Officer	—	—
Meredith Manning, Chief Commercial Officer	25,707	$1,362,471
Manher Joshi, Chief Development Officer	—	—
Kevin Norrett, Chief Business Officer	—	—
Patricia Hirano, Senior Vice President of Regulatory Affairs	11,334	$600,702
Kristen Yen, Senior Vice President of Global Clinical Operations and Patient Advocacy	22,439	$1,189,267
Michael Huang, Senior Vice President of Clinical Development	24,623	$1,305,019
James Mackaness, former Chief Financial Officer	92,288	$4,891,264

Directors
Matthew Pauls, Lead Independent Director	—	—
Andrew Sinclair, Director	—	—
Mark Hahn, Director	—	—
Dawn Bir, Director.	4,334	$229,702
Birgitte Volck, Director	13,545	$717,885
All of Soleno’s current directors and executive officers as a group (14 persons, including Mr. Mackaness)	623,303	$33,035,059

*	Includes shares held through trusts and other affiliated entities.

Treatment of Company Options and Company RSUs

Effective immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option, whether or not then vested or exercisable, will fully vest and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to (1) the total number of Shares subject to such Company Option immediately prior to such cancellation multiplied by (2) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share underlying such Company Option.

Each Out of the Money Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and no holder thereof will be entitled to any payment with respect to such Company Option before or after the Effective Time.

Effective immediately prior to the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time, whether or not then vested, shall fully vest, and shall be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product of (1) the Offer Price and (2) the number of Shares subject to such Company RSU immediately prior to such cancellation.

The table below sets forth, for each of Soleno’s executive officers and directors as of April 15, 2026: (1) (A) the aggregate number of Shares subject to In the Money Options; and (B) the value of cash amounts payable in respect of such In the Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the excess of (i) the Offer Price over (ii) the exercise price payable per Share of such In the Money Option, by (y) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (2) the aggregate number of Shares subject to Out of the Money Options. At the Effective Time, each Out of the Money Option that is outstanding and unexercised, whether or not vested or exercisable, will be cancelled at the Effective Time with no consideration payable in respect thereof.

	In the Money Options		Out of the Money Options*
Name	Number of Shares Underlying In the Money Options (#)	Merger Consideration Payable in Respect of In the Money Options ($)	Number of Shares Underlying Out of the Money Options (#)
Executive Officers
Anish Bhatnagar, M.D., Chief Executive Officer and Chairman of the Soleno Board	763,112	$20,587,793.83	4,015
Jennifer Fulk, Chief Financial Officer	67,660	$943,180.04	—
Meredith Manning, Chief Commercial Officer	153,000	$1,030,258.00	—
Manher Joshi, Chief Development Officer	77,021	$528,195.49	—
Kevin Norrett, Chief Business Officer	68,286	$407,404.50	—
Patricia Hirano, Senior Vice President of Regulatory Affairs	126,249	$3,855,450.38	—
Kristen Yen, Senior Vice President of Global Clinical Operations and Patient Advocacy	141,410	$4,416,263.88	488
Michael Huang, Senior Vice President of Clinical Development	135,700	$3,582,890.00	—
James Mackaness, former Chief Financial Officer	186,051	$5,145,247.25	—

Directors
Matthew Pauls, Lead Independent Director	9,063	$438,649.20	—
Andrew Sinclair, Director	22,913	$923,414.13	—
Mark Hahn, Director	—	—	—
Dawn Bir, Director	—	—	—
Birgitte Volck, Director	22,090	$891,067.78	—
All of Soleno’s current directors and executive officers as a group (14 persons, including Mr. Mackaness)	1,772,555	$42,749,814.48	4,503

*

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each Out of the Money Option that is outstanding and unexercised, whether or not vested or exercisable, will be cancelled with no consideration payable in respect thereof.

The table below sets forth, for each of Soleno’s executive officers and directors as of April 15, 2026: (1) the aggregate number of Shares subject to Company RSUs; and (2) the value of cash amounts payable in respect of such Company RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (A) the total number of Shares issuable in settlement of such Company RSUs immediately prior to the Effective Time, by (B) the Offer Price.

	Company RSUs
Name	Number of Shares Underlying Company RSUs (#)	Merger Consideration Payable in Respect of Company RSUs ($)
Executive Officers
Anish Bhatnagar, Chief Executive Officer and Chairman of the Soleno Board	154,625	$8,195,125.00
Jennifer Fulk, Chief Financial Officer	39,200	$2,077,600.00
Meredith Manning, Chief Commercial Officer	38,800	$2,056,400.00
Manher Joshi, Chief Development Officer	20,171	$1,069,063.00
Kevin Norrett, Chief Business Officer	17,786	$942,658.00
Patricia Hirano, Senior Vice President of Regulatory Affairs	15,200	$805,600.00
Kristen Yen, Senior Vice President of Global Clinical Operations and Patient Advocacy	15,200	$805,600.00
Michael Huang, Senior Vice President of Clinical Development	15,200	$805,600.00
James Mackaness, Former Chief Financial Officer	39,475	$2,092,175.00

Directors
Matthew Pauls, Lead Independent Director	10,491	$556,023.00
Andrew Sinclair, Director	3,991	$211,523.00
Mark Hahn, Director	10,046	$532,438.00
Dawn Bir, Director	3,991	$211,523.00
Birgitte Volck, Director	3,991	$211,523.00
All of Soleno’s current directors and executive officers as a group (14 persons, including Mr. Mackaness)	377,676	$20,016,828.00

Treatment of Company ESPP

From and after April 5, 2026, (1) no person may become a participant in the Company ESPP and no offering period will commence under the Company ESPP; and (2) subject to the consummation of the Merger, the Company ESPP will terminate effective immediately prior to the Effective Time. As of the date of this Schedule 14D-9, no offering period has commenced under the Company ESPP.

Potential Payments and Benefits upon Termination or Change in Control

Our executive officers participate in the Executive Severance Plan in which a qualified termination in connection with a change in control will result in the participating executive’s eligibility for certain severance benefits and payments as described under the caption “—Executive Employment Agreements and Key Executive Change in Control and Severance Plan.”

Key Executive Change in Control and Severance Plan

Soleno has entered into executive employment agreements with each of its executive officers, and each such executive officer is eligible to participate in the Executive Severance Plan and receive severance payments and benefits in certain circumstances. The Executive Severance Plan was adopted on January 21, 2026. Since its establishment, Soleno has entered into individual participation agreements under the Executive Severance Plan with each of its eligible employees at the level of vice president and above (each, a “participant”). The purpose of the Executive Severance Plan is to provide certain severance benefits and payments upon a qualifying termination, both outside of and in connection with a change of control of Soleno. The Executive Severance Plan supersedes and replaces any severance, change in control benefits, or acceleration of vesting provisions set forth in any agreement between a participant and Soleno.

Pursuant to the terms of the Executive Severance Plan and the individual participation agreements thereunder, participants are eligible to receive severance payments and benefits upon (1) a termination by Soleno other than for Cause or the participant’s death or Disability; or (2) a participant’s resignation for Good Reason (each as defined in the Executive Severance Plan) that occurs within the period beginning three months prior to and ending on (and inclusive of) 12 months following the consummation of a change in control transaction, which will occur upon the Effective Time. All severance payments and benefits under the Executive Severance Plan are contingent upon the participant’s execution and non-revocation of a separation agreement and release of claims (“release”) and continued compliance with the provisions of the release and any other written agreements with Soleno, including the confidentiality, information and inventions agreement.

Upon a qualifying termination in connection with a change in control, the participant is eligible to receive: (1) continuing payments of the participant’s base salary for a period equal to nine months for Vice President participants, 12 months for Senior Vice President participants, 18 months for all C-suite executive participants other than the Chief Executive Officer, and 24 months for the Chief Executive Officer, (such number of months, the “severance period”); (2) a lump sum cash payment equal to the participant’s target bonus for the year of termination prorated at 50% for Vice President participants, 75% for Senior Vice President participants, 100% for all C-suite executives other than the Chief Executive Officer, and 150% for the Chief Executive Officer, provided that, if the percentage listed is less than the percentage derived from the quotient of (x) the number of days of the annual performance period in effect on the date of the qualifying termination, and (y) three hundred sixty five days (the “pro rata percentage”), then the lump sum shall be equal to the product of the pro rata percentage and the participant’s target bonus; (3) reimbursement or payment of premiums for medical, vision and dental coverage for all participants and their eligible dependents pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for up to the applicable severance period; and (4) vesting acceleration and release from restrictions related to the exercisability or vesting as to 100% of the then-unvested and outstanding Soleno equity awards (provided that any unvested and outstanding equity awards subject to performance-based vesting conditions will accelerate assuming achievement of performance objectives at target levels of achievement) for all participants.

For an estimate of the value of the payments and benefits described above that would be payable to Soleno’s named executive officers upon a qualifying termination in connection with the Merger, which Soleno has assumed constitutes a change in control termination under the Executive Severance Plan, see the description under the caption “—Golden Parachute Compensation.”

2014 Plan

The 2014 Plan provides that, in the event of a change in control of Soleno, awards granted to a non-employee director will fully vest and become exercisable and all performance goals or other vesting criteria will be deemed achieved at 100%. The Transactions meet the definition of change of control for purposes of the 2014 Plan.

Post-Closing Neurocrine Arrangements

Neurocrine Retention Program

In connection with the Merger, Neurocrine has agreed to establish a post-closing retention program (the “Neurocrine Retention Program”) to promote the retention of key employees, which may include officers, through retention awards, not to exceed $15,000,000 in the aggregate. The retention awards under the Neurocrine Retention Program may consist of cash, equity, or a mixture of both and will vest over 12 to 24 months following the closing, depending on the eligible employee’s position and role with Neurocrine. As of the date of this Schedule 14D-9, no such retention awards have been disbursed. Additionally, employees of Soleno who will continue to provide service to Neurocrine after the closing will receive offer letters from Neurocrine that may include equity awards determined in accordance with Neurocrine’s current practices and the employee’s role within Soleno.

Employee Benefits

Under the Merger Agreement, among other things, Neurocrine has agreed that for a period of at least one year following the Effective Time, Neurocrine will provide, or cause to be provided, to each employee of Soleno immediately prior to the Effective Time who continues employment with Neurocrine, the Surviving Company, or any of their respective affiliates immediately following the Effective Time (a “Continuing Employee”) for such one year period: (1) an annual base salary or wage rate (as applicable) that is substantially comparable to the annual base salary or wage rate (as applicable) provided to the Continuing Employee as of immediately prior to the Effective Time; and (2) health and welfare benefits (but excluding equity or equity-based incentive opportunities, severance, retention, change in control, deferred compensation, post-employment welfare and defined benefit pension benefits, collectively the “Excluded Benefits”) that are substantially comparable in the aggregate to those provided to similarly situated employees of Neurocrine and its subsidiaries.

Other than with respect to the Excluded Benefits, Neurocrine will use its reasonable best efforts to cause each Continuing Employee to be credited, to the extent applicable, with respect to any of the employee benefit plans of any of Neurocrine, the Surviving Company, or their respective subsidiaries (each, a “New Plan”) following the Effective Time with the Continuing Employee’s years of service with Soleno, its subsidiaries, or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time under the plan in which such Continuing Employee participated in or was eligible to participate immediately prior to the Effective Time, provided the application does not result in duplication of benefits. In addition, to the extent permitted under the applicable New Plan, Neurocrine will use its reasonable best efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in each applicable New Plan to the extent that coverage under such New Plan is comparable to a plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Neurocrine will (or will cause the Surviving Company to) use reasonable best efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Neurocrine will (or will cause the Surviving Company to) use reasonable best efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent permitted under the applicable New Plan.

The Merger Agreement does not confer upon any person, including a Continuing Employee, any rights with respect to the employee matters provisions of the Merger Agreement. Nothing in the Merger Agreement will be construed to create a right in any person to employment with Neurocrine, the Surviving Company or any other affiliate thereof or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

Potential for Future Arrangements

As of the date of this Schedule 14D-9, none of Soleno’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Neurocrine or its affiliates regarding continued service with Neurocrine or its affiliates after the Effective Time. It is possible that Neurocrine or its affiliates, prior to or after the consummation of the Transactions, may enter into service, employment or other arrangements with Soleno’s directors or executive officers in the future.

Employment Agreements

Soleno has entered into at-will employment agreements with each of its current executive officers. The employment of each of Soleno’s current executive officers may be terminated by Soleno at any time, subject to receipt of any payments or benefits which the executive may become entitled to pursuant to the executive’s participation in the Executive Severance Plan. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual target bonus opportunities, as applicable, stock option grant, as applicable and benefit plan participation. Each of Soleno’s executive officers has also executed Soleno’s standard form of at-will employment, proprietary information and invention assignment. For a discussion of the severance payments and benefits to be provided to Soleno’s officers in connection with a qualifying termination of employment following the Merger, see the information under the caption “—Potential Payments and Benefits upon Termination or Change in Control.” For an estimate of the value of the payments and benefits described above that would be payable to Soleno’s named executive officers upon a qualifying termination in connection with the Merger, which Soleno has assumed constitutes a change in control termination under the Executive Severance Plan, see the information under the caption “—Golden Parachute Compensation.”

Director Compensation

Under the Merger Agreement, at the Effective Time, each outstanding and unexercised In the Money Option and Company RSU held by Soleno’s non-employee directors, whether vested or not, will be fully vested and cashed out. Each outstanding and unexercised Out of the Money Option held by Soleno’s non-employee directors, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof.

Further information on the treatment of Soleno’s equity awards is described under the caption “—Treatment of Company Options and Company RSUs.”

Between the date of the Merger Agreement and the Effective Time, Soleno may continue to pay compensation to its non-employee directors in the ordinary course of business consistent with the terms of the Soleno Outside Director Compensation Policy, as amended, including the issuance of the 2026 annual equity incentive awards. If the closing does not occur by the date of Soleno’s 2026 annual meeting of stockholders, the annual award may be granted to non-employee directors with a grant date value determined with the same methodology as used with the grant of annual awards at Soleno’s most recent annual meeting of stockholders. Soleno may also pay, immediately prior to the Effective Time, prorated cash retainers for the calendar quarter in which the Effective Time occurs.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Soleno’s named executive officers that is based on, or otherwise relates to, the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Specifically, the table below assumes that: (1) the Offer is consummated and the Effective Time occurs on June 15, 2026; (2) the employment of the named executive officer will be terminated immediately following the Effective Time in a manner entitling such individual to receive severance payments and benefits in connection with a change of control under the Executive Severance Plan; (3) the named executive officer timely executes (and does not revoke) the release, and complies with any applicable post-termination obligations, including the provisions of the release and any other written agreements with Soleno; (4) the named executive officer’s base salary rate and target annual bonus opportunity remain unchanged from those that will be in place as of June 15, 2026; (5) a change in control price per Share equal to the Offer Price (or $53); (6) no named executive officer receives any additional grants of equity awards or exercises any Company Options or Company RSUs on or prior to the Effective Time; (7) no named executive officer enters into any new agreement with Soleno, any of its affiliates or Neurocrine or any of its affiliates or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; and (8) for values provided in the “Equity” column in the table below, the assumptions described under the caption “—Treatment of Company Options and Company RSUs.” The amounts shown in the table below do not include the payments or benefits that the named executive officers already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not otherwise related to the Merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

The values and descriptions also do not reflect withholding taxes that are applicable to any payments set forth in the table, assume that no payments are delayed for six months to the extent required under Section 409A of the Code, and assume that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments. The Executive Severance Plan does not provide for any “single trigger” compensation amounts triggered by a change in control of Soleno without regard to whether the executive’s employment is also terminated.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)(5)
Anish Bhatnagar	2,275,875.00	12,337,030.39	127,288.17	—	14,740,193.56
Jennifer Fulk	1,023,750.00	3,020,780.40	62,077.55	—	4,106,607.95
Patricia Hirano	564,338.00	1,409,916.62	56,534.60	—	2,030,789.22
Meredith Manning	1,004,250.00	2,816,049.48	34,286.75	—	3,854,586.23
Manher Joshi	975,000.00	1,594,492.57	68,067.50	—	2,637,560.07
Kevin Norrett	926,250.00	1,347,702.50	108,254.42	—	2,382,206.92
James Mackaness	1,031,550.00	3,093,233.94	85,478.65	—	4,210,262.59

(1)

Represents the aggregate dollar value of cash severance payment and cash bonus severance payment that each named executive officer would be entitled to receive upon a qualified termination (generally, termination by Soleno without Cause or resignation by the named executive officer for Good Reason, each as defined in the Executive Severance Plan) within the period beginning three months prior to, and 12 months following a change in control of Soleno as described under the caption “—Executive Employment Agreements and Key Executive Change in Control and Severance Plan” and based on the assumptions set forth above. The following table with the with the columns labelled “Cash Salary Severance Payment” and “Cash Bonus Severance Payment” shows, for each named executive officer, as applicable, the amount of each component part of these cash payments. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment that occurs within the change in control period described above.

(2)

Represents estimated values associated with the full value of outstanding and unvested Company Options and the full value of outstanding Company RSUs, both of which are being cashed out in connection with the Merger, with each being treated as described under the caption “—Treatment of Company Options and Company RSUs” and based on the assumptions set forth above. In accordance with Item 402(t) of Regulation S-K, such values have been calculated using the Offer Price. Values for Company Options and Company RSUs are “single-trigger” in nature, i.e., eligibility to receive these amounts requires only the occurrence of a change in control.

(3)

Represents the estimated cost of Soleno-paid COBRA benefits for the named executive officer and eligible dependents during the applicable severance period, as provided in the Executive Severance Plan, in each case as described under the caption “— Executive Employment Agreements and Key Executive Change in Control and Severance Plan.” The following table with the column labelled “COBRA Premiums” shows, for each named executive officer, the amount of each COBRA benefits payable by Soleno. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment that occurs within the period commencing three months prior to and ending 12 months following the consummation of a change in control transaction.

(4)

Neurocrine and Soleno have agreed that Soleno may provide gross-up payments to employees of Soleno to facilitate the payment of taxes imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), including the named executive officers. As of the date of this filing, Soleno has not entered into any arrangements providing for gross-up payments. To the extent that any such amounts are paid, such amounts would constitute “single trigger” benefits.

(5)	The amounts in this column represent the aggregate total of all compensation described in the preceding columns.

Name	Cash Salary Severance Payment ($)	Cash Bonus Severance Payment ($)	Total ($)
Anish Bhatnagar	1,530,000.00	745,875.00	2,275,875.00
Jennifer Fulk	787,500.00	236,250.00	1,023,750.00
Patricia Hirano	447,000.00	117,338.00	564,338.00
Meredith Manning	772,500.00	231,750.00	1,004,250.00
Manher Joshi	750,000.00	225,000.00	975,000.00
Kevin Norrett	712,500.00	213,750.00	926,250.00
James Mackaness	793,500.00	238,050.00	1,031,550.00

Name	Value of Unvested Company Options ($) (A)	Value of Unvested Company RSUs ($) (B)	Total Value of Unvested Equity Awards ($)
Anish Bhatnagar	$4,141,905.39	$8,195,125.00	$12,337,030.39
Jennifer Fulk	$943,180.40	$2,077,600.00	$3,020,780.40
Patricia Hirano	$604,316.62	$805,600.00	$1,409,916.62
Meredith Manning	$759,649.48	$2,056,400.00	$2,816,049.48
Manher Joshi	$525,429.57	$1,069,063.00	$1,594,492.57
Kevin Norrett	$405,044.50	$942,658.00	$1,347,702.50
James Mackaness	$1,001,058.94	$2,092,175.00	$3,093,233.94

(A)

The estimated value of unvested Company Options is equal to the sum of the following for each unvested Company Option: (1) the difference between the Offer Price and each Company Option’s exercise price multiplied by (2) the aggregate number of unvested Shares underlying the Company Option.

(B)	The estimated value of the unvested Company RSUs equals the aggregate number of Shares underlying the unvested Company RSUs multiplied by the Offer Price.

Name	COBRA Premiums ($)
Anish Bhatnagar	127,288.17
Jennifer Fulk	62,077.55
Patricia Hirano	56,534.60
Meredith Manning	34,286.75
Manher Joshi	68,067.50
Kevin Norrett	108,254.42
James Mackaness	85,478.65

Indemnification of Directors and Officers; Insurance

Soleno has entered into indemnification agreements (each an “Indemnification Agreement”) with its executive officers and directors that require it to indemnify such persons against any and all reasonable attorneys’

fees, retainers, court costs, transcript costs, fees and costs of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or proceeding, whether brought in the right of Soleno or otherwise and whether of a civil, criminal, administrative or investigative nature, including any appeal therefrom in which the executive officer or director was, is or will be involved as a party, a potential party, a non-party witness or otherwise by reason of: (1) the fact that such executive officer or director is or was a director or officer of Soleno; (2) any action taken by such executive officer or director or any action or inaction on such executive officer’s or director’s part while acting as a director or officer of Soleno; or (3) the fact that he or she is or was serving at the request of Soleno as a director, trustee, general partner, managing member, officer, employee, agent or fiduciary of Soleno or any other enterprise. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement provides that Neurocrine, the Surviving Company and the Surviving Company’s subsidiary will (and, Neurocrine will cause the Surviving Company and its subsidiary to) honor and fulfill in all respects the obligations of Soleno and its subsidiary under (1) the indemnification agreements available to Neurocrine prior to the date of the Merger Agreement between (A) Soleno and its subsidiary and any of their current or former directors and officers and any person who becomes a director or officer of Soleno or its subsidiary prior to the Effective Time; and (B) Soleno and its subsidiary and any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of Soleno or its subsidiary at the request of Soleno or its subsidiary, in each case, prior to the Effective Time (the “Indemnified Persons”); and (2) the indemnification, exculpation and expense advancement provisions in the Charter or Bylaws in each case of clauses (1) and (2), as in effect on the date of the Merger Agreement and with respect to the Indemnified Persons’ acts and omissions occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its subsidiary will (and Neurocrine will cause the Surviving Company and its subsidiary to) cause the formation and governing documents of the Surviving Company and its subsidiary to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of Soleno and its subsidiary as of the date of the Merger Agreement, and during such six year period, such provisions will not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner that is adverse to the Indemnified Persons except as provided below.

From and after the Effective Time until the sixth anniversary of the Closing Date (as defined in the Merger Agreement), Neurocrine and the Surviving Company (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws and the Charter or Bylaws, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of Soleno against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Soleno in connection with any pending or threatened (1) civil, criminal or administrative action, hearing, inquiry, audit, examination or investigation; or (2) litigation, suit, arbitration or other proceedings, in each case of clauses (1) and (2), by or before, or otherwise involving, any Governmental Authority (each, a “Legal Proceeding”) based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Soleno at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions (as defined below). Without limiting the foregoing, from the Effective Time until the sixth anniversary of the Closing Date, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws and the Charter (as in effect as of the date of the Merger Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this provision, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this provision.

The Merger Agreement also provides that, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Neurocrine will, and will cause the Surviving Company to, maintain in effect for the benefit of the directors and officers of Soleno, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of Soleno in effect as of the date of the Merger Agreement; provided, that the Surviving Company will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by Soleno prior to the Effective Time. The Surviving Company will (and Neurocrine will cause the Surviving Company to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

Section 16(b) Matters

Pursuant to the Merger Agreement, Soleno and the Soleno Board is required to take all actions reasonably necessary to cause the dispositions of equity securities of Soleno (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the Transactions by any director or executive officer of Soleno who is a covered person of Soleno for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Soleno Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Neurocrine, Purchaser, Soleno or their respective affiliates and any of the officers, directors or employees of Soleno that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee, and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Arrangements with Purchaser, Neurocrine and their Affiliates

Merger Agreement

On April 5, 2026, Soleno, Neurocrine and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Transaction Documents) of the

Offer to Purchase and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Soleno’s stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase in this Schedule 14D-9 are incorporated in this Schedule 14D-9 by reference, and are not intended to provide any other factual information about Soleno, Neurocrine, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by Neurocrine’s or Soleno’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs as of the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, neither Neurocrine nor Soleno undertakes any obligation to update such information. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Soleno, Neurocrine, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in other public filings with the SEC by Soleno and Neurocrine.

Tender and Support Agreement

On April 5, 2026, Anish Bhatnagar, Soleno’s Chief Executive Officer and Chairman of the Soleno Board, and James Mackaness, Soleno’s former Chief Financial Officer (each, a “Supporting Stockholder”), each entered into a Tender and Support Agreement (each, a “Tender Agreement”) with Neurocrine. Under the terms of the Tender Agreements, each Supporting Stockholder has agreed to, among other things, during the term of the Tender Agreement: (1) validly tender, or cause to be tendered, all of the Shares that such Supporting Stockholder owns of record or beneficially, as well as any additional Shares it may acquire (the “Covered Shares”) free and clear of any encumbrances into the Offer; (2) vote its Covered Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and against any acquisition proposal or any action, proposal, agreement, transaction or arrangement that is intended, or would reasonably be expected, to result in a breach of a covenant, representation or warranty or other obligation of Soleno under the Merger Agreement or any of the conditions to Soleno’s obligations under the Merger Agreement not being fulfilled or satisfied; (3) not transfer any of its Covered Shares (subject to certain exceptions); (4) not solicit or facilitate any efforts that would reasonably be expected to lead to an alternative acquisition proposal; and (5) waive and not to exercise any appraisal rights in respect of such Covered Shares that may arise with respect to the Merger and not to commence or participate in, any class action or legal action (A) challenging the validity of, or seeking to enjoin or delay the operation of any provision of the Merger Agreement; or (B) alleging breach of any duty by any person in connection with the negotiation and entry into the Tender Agreement, the Merger Agreement or the transactions contemplated hereby or thereby. The Tender Agreements also include certain representations and warranties and covenants of the Supporting Stockholders to Neurocrine. The Tender Agreements will terminate upon the earlier of the termination of the Merger Agreement, the Effective Time and certain other specified events. As of April 15, 2026, the Supporting Stockholders held an aggregate of approximately 1.00% of the outstanding Shares.

Confidentiality Agreement

On February 24, 2026, Neurocrine and Soleno entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which, among other things, Neurocrine and Soleno agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Neurocrine and Soleno in connection with a possible transaction involving Neurocrine and Soleno.

The Confidentiality Agreement contains a customary standstill provision for the benefit of Soleno, which is binding on Neurocrine for a period of one year from the date of the Confidentiality Agreement and automatically terminates in the event that (1) either of the parties enter into a definitive written agreement with any person other than the other party or its controlled affiliates to consummate a transaction involving the acquisition of all or a majority of voting power of each class of such party’s equity securities or all or substantially all of the consolidated assets of such party; or (2) a tender or exchange offer for all or a majority of each class of a party’s outstanding equity securities in commenced by any person other than Neurocrine or Soleno and within 10 business days thereafter the board of directors of the party receiving such tender offer has not publicly taken a position rejecting such tender or exchange offer. The Confidentiality Agreement also permits Neurocrine and its affiliates to confidentially approach the Soleno Board during the standstill period. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference. See the information under the caption “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

Item 4. The Solicitation or Recommendation.

On April 4, 2026, the Soleno board of directors (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Soleno and its stockholders; (2) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (3) approved the execution, delivery and performance by Soleno of the Merger Agreement and the consummation of the Transactions; and (4) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the reasons described under the caption “—Reasons for the Recommendation,” the Soleno Board, on behalf of Soleno, recommends that Soleno’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer and the Merger

The following summary describes the material meetings, negotiations and events that led to the execution of the Merger Agreement and the Soleno Board’s recommendation that stockholders accept the Offer. This chronology does not purport to catalogue every conversation of or among members of the Soleno Board, its representatives or the other parties mentioned.

Soleno is a biopharmaceutical company that has historically focused on developing diazoxide choline extended-release tablets for the treatment of Prader-Willi Syndrome and, since March 2025, commercializing this treatment (now known as VYKATTM XR) in the United States. The Soleno Board, together with Soleno management and with the assistance of Soleno’s outside advisers, regularly reviews Soleno’s strategic direction and ongoing business plans with a view toward strengthening Soleno’s business and enhancing stockholder value. As part of this evaluation, the Soleno Board has from time to time considered a variety of initiatives. These have included, among others, (1) the continuation of, and potential improvements to, Soleno’s business plan, with Soleno remaining an independent entity; (2) various partnering and other commercial opportunities, including partnerships to commercialize VYKAT XR outside of the United States; (3) the acquisition of new product candidates with available cash; (4) changes to Soleno’s research and development programs; and (5) other strategic alternatives, including a potential sale of Soleno.

In the ordinary course of its business development activities, Soleno management regularly engages in discussions with other biopharmaceutical companies to explore potential licensing, collaboration and other strategic opportunities, and other matters of mutual interest. Soleno management reports regularly to the Soleno Board on these discussions. To support these discussions, Soleno maintains relationships with many different financial advisers, including Centerview Partners LLC (“Centerview”) and Guggenheim Securities, LLC (“Guggenheim Securities”).

In late March 2025, Soleno announced approval by the U.S. Food and Drug Administration of VYKAT XR and commenced efforts to commercialize VYKAT XR in the United States. Prior to and following this announcement, Soleno routinely explored the possibility of licensing the rights to market VYKAT XR outside of the United States.

In early April 2025, pursuant to a process undertaken by the Soleno Board, Soleno received non-binding term sheets from three biopharmaceutical companies concerning their respective interest in licensing the rights to market VYKAT XR outside of the United States. These companies are referred to collectively as the “Partnership Prospects.” After considering these term sheets, the Soleno Board determined that none presented a viable path for achieving Soleno’s licensing objectives.

As part of its ordinary course discussions about strategic opportunities, on April 16, 2025, Soleno entered into a confidentiality agreement with a biopharmaceutical company referred to as “Party A.” This confidentiality agreement included a customary “standstill” that terminated upon Soleno’s entry into the Merger Agreement, and did not include a “don’t ask, don’t waive” or similar restriction limiting the ability of Party A to make a private transaction proposal to Soleno.

In April 2025, Soleno began the process of seeking approval from the European Medicines Agency (“EMA”) to market VIOKAT prolonged-release tablets (diazoxide choline), which is marketed in the United States as VYKAT XR, in the European Union.

On May 22, 2025, Party A submitted a nonbinding proposal to acquire Soleno for $86.00 in cash per Share. The closing price of the Shares on May 22, 2025, was $73.89.

On May 23, 2025, the Soleno Board met and (1) determined to take further steps to explore whether a transaction that involved the acquisition of all of Soleno had the potential to be in the best interests of Soleno’s stockholders; and (2) authorized Centerview and Guggenheim Securities to contact six biopharmaceutical companies that the Soleno Board determined, based on input from its advisers and past discussions, could have an interest in acquiring Soleno and had the financial capability to consummate a transaction. Neurocrine was not one of the companies contacted. The Soleno Board opted not to contact any of the Partnership Prospects concerning an acquisition of all of Soleno due to the focus of these companies outside of the United States and a perceived lack of interest in acquiring, or capability to acquire, Soleno. Centerview and Guggenheim Securities, at the direction of the Soleno Board, subsequently contacted the six biopharmaceutical companies identified and informed each that any interest in a transaction with Soleno should be conveyed with urgency. Only two of these companies communicated an interest in discussions with Soleno: (1) a biopharmaceutical company referred to as “Party B” expressed interest in considering a licensing transaction in the future after receiving additional clarity on Soleno’s prospects in Europe; and (2) a biopharmaceutical company referred to as “Party C” expressed interest in an acquisition of Soleno immediately and wanted to undertake due diligence on Soleno’s intellectual property portfolio and prospects in Europe. Soleno entered into a confidentiality agreement with Party C on April 13, 2025. This confidentiality agreement included a customary “standstill” that terminated upon Soleno’s entry into the Merger Agreement, and did not include a “don’t ask, don’t waive” or similar restriction limiting the ability of Party C to make a private transaction proposal to Soleno. After conducting due diligence, Party C declined to make a proposal and cited various reasons for that decision, including that it was unlikely to be able to make an all-cash acquisition proposal or be able to be competitive, from a value perspective, with other acquisition proposals that Soleno might receive.

On June 1, 2025, the closing price of the Shares was $73.35 per share.

In early June 2025, the Soleno Board met. At the meeting, the Soleno Board (1) discussed the proposal from Party A; and (2) received an update from representatives of each of Centerview and Guggenheim Securities on the status of acquisition discussions with the other companies contacted including the responses from Party B and Party C.

Later in June 2025, Party A withdrew its proposal and cited various reasons for that withdrawal, including its analysis regarding the longevity of Soleno’s intellectual property portfolio and concerns about the size of the market opportunity of Soleno’s business in Europe.

Following the withdrawal of Party A’s proposal, the Soleno Board continued to explore potentially licensing the rights to market VYKAT XR outside of the United States (with the most substantive of these discussions occurring with Party B), as well as other potential strategic transactions. To facilitate due diligence, Soleno entered into a confidentiality agreement with Party B on July 31, 2025. The confidentiality agreement with Party B did not include a “standstill,” “don’t ask, don’t waive” or similar restriction limiting the ability of Party B to make a transaction proposal to Soleno.

In the fall of 2025, Dr. Anish Bhatnagar, Soleno’s chairman and chief executive officer, and Dr. Kyle Gano, Neurocrine’s chief executive officer, met briefly at a social event. During this meeting, an acquisition of Soleno by Neurocrine was not discussed.

After conducting due diligence during the second half of 2025, Party B terminated its discussions with Soleno in early February 2026 and cited various reasons for that termination, including its concerns about Soleno’s business prospects in Europe and a desire to continue to monitor VYKAT XR’s commercial launch in the United States. After the conclusion of discussions with Party B, the Soleno Board continued to be interested in understanding potential strategic alternatives available to Soleno and remained in contact with financial advisory firms, including Centerview and Guggenheim Securities, to stay current on the market and competitive dynamics in Soleno’s industry.

In January and February 2026, a representative of a biopharmaceutical company referred to as “Party D” indicated to representatives of each of Centerview and Guggenheim Securities that Party D viewed Soleno as an attractive acquisition candidate. The representative of Party D expressed a desire to learn more about Soleno and requested an introduction to Dr. Bhatnagar. This introduction was made on February 9, 2026, and Dr. Bhatnagar informed members of the Soleno Board, including the Lead Independent Director, of this introduction thereafter.

In early February 2026, representatives of Guggenheim Securities, as part of their regular meetings with participants in the biopharmaceutical industry, met with Samir Siddhanti, Neurocrine’s Vice President of Business Development. The parties discussed general industry dynamics and various companies in the industry, including Soleno. Mr. Siddhanti accepted an offer from the representatives of Guggenheim Securities to facilitate an introduction to Dr. Bhatnagar. This introduction was made on February 9, 2026, and Dr. Bhatnagar informed members of the Soleno Board, including the Lead Independent Director, of the introduction thereafter.

On February 9, 2026, the closing price of the Shares was $40.88 per share.

On February 17, 2026, Dr. Bhatnagar and Mr. Siddhanti spoke about VYKAT XR and its efficacy and safety profile. During this discussion, Mr. Siddhanti informed Dr. Bhatnagar that Neurocrine management was interested in evaluating the possible acquisition of Soleno and that the matter would be discussed further with the Neurocrine Board at an upcoming meeting.

On February 19, 2026, Soleno provided a confidentiality agreement to Party D to facilitate discussions between the companies. This confidentiality agreement was signed on March 2, 2026, and included a customary “standstill” that terminated upon Soleno’s entry into the Merger Agreement, and did not include a “don’t ask, don’t waive” or similar restriction limiting the ability of Party D to make a private transaction proposal to Soleno. In the weeks after this confidentiality agreement was signed, Party D conducted due diligence on Soleno.

On February 20, 2026, Dr. Bhatnagar and Mr. Siddhanti spoke and Mr. Siddhanti reported that the Neurocrine Board authorized Neurocrine management to undertake due diligence on Soleno.

Later on February 20, 2026, Soleno provided a confidentiality agreement to Neurocrine to facilitate discussions between the companies. This confidentiality agreement was signed on February 24, 2026, and included a customary “standstill,” and did not include a “don’t ask, don’t waive” or similar restriction limiting the ability of Neurocrine to make a private transaction proposal to Soleno. Thereafter and continuing until the execution of the Merger Agreement, Soleno and its advisors made additional confidential information about Soleno and its businesses available to Neurocrine and its advisors via a virtual data room. Soleno also responded to due diligence inquiries from Neurocrine and its advisors and members of Soleno management participated in due diligence sessions with representatives of Neurocrine.

On February 27, 2026, Soleno received information from the EMA that caused Soleno concern that it may not receive approval from the EMA to market VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union.

On March 12, 2026, Dr. Bhatnagar and Mr. Siddhanti spoke concerning due diligence matters, including the information recently received from the EMA.

Throughout February and March 2026, Dr. Bhatnagar kept members of the Soleno Board, including the Lead Independent Director, informed of his conversations with Party D and Neurocrine.

On March 18, 2026, Drs. Bhatnagar and Gano spoke, during which conversation, Dr. Gano stated that Neurocrine would be submitting a nonbinding proposal to acquire Soleno for $50.00 in cash per Share. Dr. Gano provided this proposal in writing to Dr. Bhatnagar later that day. This proposal is referred to as the “Initial Neurocrine Proposal.” The Initial Neurocrine Proposal did not address any terms related to retention, employment or compensation of any Soleno officer or director following the closing of the acquisition. The Initial Neurocrine Proposal stated that Neurocrine wished to negotiate and announce the acquisition by April 6, 2026. On March 18, 2026, the closing price of the Shares was $32.80 per share.

On March 19, 2026, the Soleno Board met with members of Soleno management and representatives of each of Wilson Sonsini, Centerview and Guggenheim Securities in attendance. Dr. Bhatnagar summarized the Initial Neurocrine Proposal and his discussions with Dr. Gano and Mr. Siddhanti, as well as with representatives of Party D. The representatives of each of Centerview and Guggenheim Securities jointly reviewed certain financial perspectives related to the Initial Neurocrine Proposal. The representatives of each of Centerview and Guggenheim Securities, at the direction of the Soleno Board, jointly reviewed with the Soleno Board the outcome of the strategic discussions in 2025 (including the reasons why Party A, Party B and Party C did not proceed with transactions with Soleno), and described other companies (including Party D) that could have an interest in acquiring Soleno and the financial capability to consummate a transaction. The Soleno Board considered whether to contact other companies concerning their interest in acquiring Soleno. The Soleno Board considered: (1) the favorable terms of the Initial Neurocrine Proposal, Neurocrine’s financial capability to consummate a transaction and Neurocrine’s expressed desire to reach a transaction by April 6, 2026; (2) the likelihood that Neurocrine would terminate acquisition discussions if Soleno did not proceed rapidly toward a transaction with Neurocrine and, in so doing, deny Soleno stockholders a favorable transaction; (3) the possibility that the EMA would not approve Soleno’s application to market VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union and the impact of that non-approval on Soleno’s business and prospects, which possibility seemed acute based on the February 27, 2026, communication from the EMA; (4) the risk of leaks and other speculation concerning Soleno should the Soleno Board authorize an effort to engage in acquisition discussions with many potential acquirers; (5) the outcome of the strategic discussions in 2025, including that every participant in that process ultimately terminated discussions with Soleno; (6) concerns around Soleno’s long-term business prospects as an independent company, including Soleno’s substantial dependence on VYKAT XR and its lack of any other sources of revenue, the prospects for growing sales of VYKAT XR in the long term, and the challenges associated with obtaining regulatory approvals outside of the United States in order to expand the commercialization of VYKAT XR, including the extensive regulatory requirements to obtain these approvals; and (7) the general familiarity of any likely acquirer with Soleno given its status as a publicly traded company. Given these considerations and the Soleno Board’s belief that an acquisition of Soleno by Neurocrine could be a favorable result for Soleno stockholders, the Soleno Board instructed its advisers and Soleno management to: (1) focus on improving the terms of the Initial Neurocrine Proposal for the benefit of all Soleno stockholders; and (2) continue supporting Party D’s due diligence and inform Party D that it would need to move quickly if it was interested in acquiring Soleno.

Later on March 19, 2026, Dr. Bhatnagar and Party D’s Chief Business Officer met for dinner. Dr. Bhatnagar informed Party D that Party D would need to significantly accelerate its due diligence if Party D had an interest in reaching a transaction with Soleno. Following this dinner, representatives of Party D informed representatives of each of Centerview and Guggenheim Securities that Party D would attempt to consider the acquisition of Soleno on an accelerated basis and requested additional due diligence information. In response, Soleno provided additional due diligence information.

Still later on March 19, 2026, Dr. Bhatnagar informed Dr. Gano that the Soleno Board believed that Soleno should be valued higher than the value ascribed to it in the Initial Neurocrine Proposal, and that Soleno would be willing to provide additional due diligence information to allow Neurocrine to improve the value of its acquisition proposal. In response, Dr. Gano indicated that any potential revision to the Initial Neurocrine Proposal would only occur after the receipt of additional due diligence information.

On March 20, 2026, Drs. Bhatnagar and Gano spoke regarding due diligence matters. Dr. Gano outlined certain key areas of diligence for Neurocrine and reiterated that further due diligence was required before Neurocrine would be in a position to potentially revise the Initial Neurocrine Proposal.

On March 25, 2026, Drs. Bhatnagar and Gano spoke about the ongoing due diligence process.

On March 30, 2026, representatives of Party D informed representatives of each of Centerview and Guggenheim Securities that Party D would not be in a position to make a proposal to acquire Soleno until after (1) the public announcement of Soleno’s first quarter earnings results; and (2) Soleno’s upcoming oral hearing in front of the EMA concerning Soleno’s application for approval to market VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union.

Also on March 30, 2026, Drs. Bhatnagar and Gano spoke, during which conversation Dr. Gano stated that Neurocrine would be submitting a revised nonbinding proposal to acquire Soleno for $53.00 per Share in cash, and that this proposal would be Neurocrine’s “best and final” offer. Later that day, Dr. Gano provided Dr. Bhatnagar with a revised nonbinding proposal in writing to acquire Soleno for $53.00 in cash per Share. This proposal is referred to as the “Final Neurocrine Proposal.” The Final Neurocrine Proposal did not address any terms related to retention, employment or compensation of any Soleno officer or director following the closing of the acquisition. The Final Neurocrine Proposal stated that Neurocrine wished to sign a merger agreement and announce the acquisition by April 6, 2026.

Later on March 30, 2026, the Soleno Board met with members of Soleno management and representatives of each of Wilson Sonsini, Centerview and Guggenheim Securities in attendance. Dr. Bhatnagar summarized the Final Neurocrine Proposal and his discussions with Dr. Gano, including the “best and final” nature of the Final Neurocrine Proposal. The representatives of Wilson Sonsini reviewed with the members of the Soleno Board their fiduciary duties. Soleno management reviewed the preliminary financial projections prepared by Soleno management, including the methodology used to develop those projections, the underlying assumptions and the related risks and other factors considered in developing those projections. Representatives of each of Centerview and Guggenheim Securities reviewed with the Soleno Board their preliminary financial analyses of Soleno based on these projections. The Board approved these projections for use by each of Centerview and Guggenheim Securities in their respective financial analyses. For more information on these projections, see the section captioned “—Certain Financial Projections.” The representatives of each of Centerview and Guggenheim Securities summarized their recent conversations with representatives of Party D. The Soleno Board again considered whether to contact other companies concerning their interest in acquiring Soleno. As part of this, the Soleno Board considered: (1) the favorable terms of the Final Neurocrine Proposal, Neurocrine’s financial capability to consummate a transaction and Neurocrine’s expressed desire to sign a merger agreement and announce the acquisition by April 6, 2026; (2) that Neurocrine had largely completed its due diligence of Soleno; (3) the lack of competitive overlap between Soleno and Neurocrine, which gave the Soleno Board confidence that a transaction would be approved by antitrust regulators; (4) the likelihood that Neurocrine would terminate acquisition discussions if Soleno did not proceed rapidly toward a transaction with Neurocrine and, in so doing, deny Soleno stockholders a favorable transaction; (5) the possibility that the EMA would not approve Soleno’s application to market VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union and the impact of that non-approval on Soleno’s business and prospects, which possibility seemed more acute based on the February 27, 2026, communication from the EMA; (6) the risk of leaks and other speculation concerning Soleno should the Soleno Board authorize an effort to engage in acquisition discussions with many potential acquirers; (7) the outcome of the strategic discussions in 2025, including that every participant in that process ultimately terminated discussions with Soleno; (8) concerns around Soleno’s long-term business prospects as an independent company, including Soleno’s substantial dependence on VYKAT XR and its lack of any other sources of revenue, the prospects for growing sales of VYKAT XR in the long term, and the challenges associated with obtaining regulatory approvals outside of the United States in order to expand the commercialization of VYKAT XR, including the extensive regulatory requirements to obtain these approvals; and (9) the general familiarity of any likely acquirer with Soleno given its status as a publicly traded company. Given these considerations and the Soleno Board’s belief that an acquisition of Soleno by Neurocrine on the terms of the Final Neurocrine Proposal was a favorable outcome for Soleno stockholders, the Soleno Board instructed its advisers and Soleno management to: (1) focus on reaching agreement with Neurocrine on the timeframe contemplated by the Final Neurocrine Proposal (so as to limit the risk, as much as possible, of Neurocrine withdrawing the Final Neurocrine Proposal); and (2) quickly contact Party A to determine if Party A had any interest in restarting acquisition discussions with Soleno. The Soleno Board also instructed Soleno management and Wilson Sonsini to negotiate and enter into customary engagement letters with each of Centerview and Guggenheim Securities, and provided guidance on the financial terms to be reflected in those engagement letters. The Soleno Board was aware that Centerview and Guggenheim Securities are both internationally recognized financial advisers with significant experience representing companies similar to Soleno in sale transactions. Following the meeting, Dr. Bhatnagar informed Dr. Gano that the terms of the Final Neurocrine Proposal were potentially acceptable if Soleno and Neurocrine could come to terms on a merger agreement and announce the transaction prior to the opening of trading in the United States on April 6, 2026. Drs. Bhatnagar and Gano agreed to proceed with confirmatory diligence and negotiation of a merger agreement. On March 30, 2026, the closing price of the Shares was $30.44 per share.

Late in the evening of March 30, 2026, representatives of Cooley LLP, outside counsel to Neurocrine (referred to as “Cooley”), delivered a draft merger agreement to representatives of Wilson Sonsini.

Between March 31, 2026, and April 4, 2026, representatives of each of Cooley and Wilson Sonsini negotiated the terms of the merger agreement, including: (1) the amount of the termination fee payable by Soleno to Neurocrine and the circumstances in which that fee would be payable; (2) the amount of the termination fee payable by Neurocrine to Soleno should the merger agreement be terminated for failure to obtain necessary antitrust approvals; (3) the exceptions to the “material adverse effect” definition; (4) the nature and scope of Neurocrine’s obligation to obtain necessary antitrust approvals; and (5) the closing conditions applicable to the Offer.

On March 31, 2026, representatives of each of Centerview and Guggenheim Securities, at the direction of the Soleno Board, contacted representatives of Party A. During this conversation, the representatives of Party A stated that Party A was not interested in discussing an acquisition of Soleno.

On April 1, 2026, Soleno entered into an engagement letter with Centerview.

On April 2, 2026, representatives of Cooley delivered a draft tender and support agreement to representatives of Wilson Sonsini. Over the following days, representatives of each of Cooley and Wilson Sonsini negotiated the terms of the tender and support agreement, including (1) the transfer restrictions; (2) the non-solicitation obligations; and (3) the scenarios in which the obligations in the tender and support agreement would automatically terminate.

On April 3, 2026, the Soleno Board met with members of Soleno management and representatives of each of Wilson Sonsini, Centerview and Guggenheim Securities in attendance. The representatives of Wilson Sonsini reviewed the terms of the draft merger agreement and the draft tender and support agreement, and the remaining items to be negotiated in each document.

On April 4, 2026, each of Centerview and Guggenheim Securities delivered a customary relationship disclosure letter to the Soleno Board. The Soleno Board did not identify in either relationship disclosure any matter that would affect the ability of either Centerview or Guggenheim Securities to fulfill its responsibilities as financial adviser to Soleno.

Also on April 4, 2026, Soleno entered into an engagement letter with Guggenheim Securities.

Later on April 4, 2026, the Soleno Board met with members of Soleno management and representatives of each of Wilson Sonsini, Centerview and Guggenheim Securities in attendance. The representatives of Wilson Sonsini reviewed the terms of the Merger Agreement and the Tender Agreement, both of which were in final form. The representatives of Wilson Sonsini reviewed with the members of the Soleno Board their fiduciary duties. The representatives of Centerview reviewed with the Soleno Board Centerview’s financial analysis of the Offer Price, and rendered to the Soleno Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 4, 2026 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than (1) Cancelled Shares (as defined in the Merger Agreement) and (2) any Dissenting Company Shares (as defined in the Merger Agreement) (with the shares referred to in clauses (1) and (2), together with any Shares held by any affiliate of Soleno or Neurocrine, being referred to as “Excluded Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The representatives of Guggenheim Securities reviewed its financial analysis of the Offer Price and rendered an oral opinion, confirmed by delivery of a written opinion dated April 5, 2026, to the Soleno Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than Excluded Shares) was fair, from a financial point of view, to such holders. After considering the factors more fully set forth under the caption “—Reasons for the Recommendation,” the members of the Soleno Board in attendance at the meeting unanimously: (1) determined that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, Soleno and its stockholders; (2) declared it advisable to enter into the Merger Agreement and the Transactions; (3) approved and declared it advisable for Soleno to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that Soleno stockholders accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

On April 5, 2026, following extensive negotiations between the parties, representatives of Wilson Sonsini and representatives of Cooley, with the direction and approval of management of Soleno and Parent, finalized the Merger Agreement and the Tender Agreement.

On April 5, 2026, Soleno, Neurocrine and Purchaser executed the Merger Agreement, and Neurocrine, Purchaser and the Supporting Stockholders entered into the Tender Agreements.

On April 6, 2026, Soleno and Neurocrine issued a joint press release announcing the Transactions.

On April 7, 2026, Soleno announced that it had withdrawn its application to the EMA for approval to market VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union.

Reasons for the Recommendation

The Soleno Board considered the Offer, the Merger and the other Transactions, consulted with Soleno management and outside legal and financial advisors, and took into account the reasons enumerated below when reaching its determination that the Offer, the Merger and the other Transactions are advisable and fair to, and in the best interests of, Soleno and its stockholders. Accordingly, the Soleno Board recommends that the Soleno stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Soleno Board believed that the following material factors supported its determination and recommendation (which factors are not necessarily presented in order of relative importance):

•

Financial Terms of the Offer and Certainty of Value. The Soleno Board considered the aggregate potential value and form of the consideration to be received in the Transactions by Soleno stockholders, and considered:

•	that Neurocrine’s offer of $53.00 per Share represents a compelling premium to recent market prices for the Shares, including:

•	an approximately 34% premium over the closing price per Share on April 2, 2026, the last full trading day prior to the execution of the Merger Agreement;

•

an approximately 51% premium over the volume-weighted average price of the Shares during the 30-calendar day period ending on April 2, 2026, the last full trading day prior to the execution of the Merger Agreement;

•

an approximately 36% premium over the volume-weighted average price of the Shares during the 90-calendar day period ending on April 2, 2026, the last full trading day prior to the execution of the Merger Agreement; and

•	an approximately 74% premium over the closing price per Share on March 30, 2026, the date on which Neurocrine provided its “best and final” offer to acquire Soleno for $53.00 per Share;

•

the current and historical market prices of the Shares, including the market performance and volatility of the Shares relative to general market indices and the risks, challenges and uncertainties associated with continued commercialization efforts for VYKAT XR;

•	the Final Neurocrine Proposal of $53.00 per Share was an increase of $3.00 per Share from the Initial Neurocrine Proposal;

•

the Soleno Board’s belief that Neurocrine’s offer of $53.00 per Share was Neurocrine’s “best and final” offer and that there was substantial risk of losing Neurocrine’s offer of $53.00 per Share if Soleno continued to pursue a higher price from Neurocrine or sought to engage in further discussions with other potential acquirers;

•

that Neurocrine’s offer of $53.00 per Share is payable solely in cash, which allows Soleno stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with the execution of Soleno’s standalone strategy, including the long-term risks associated with the commercialization of VYKAT XR, and the potential impact of such risks and uncertainties on the trading price of the Shares;

•

the belief of the Soleno Board that Neurocrine’s offer of $53.00 per Share represents the best value reasonably obtainable for the Shares, taking into account the familiarity of the Soleno Board with Soleno’s business, operations, prospects, business strategy, assets, liabilities and general financial condition on a historical and prospective basis;

•

the opinion of Centerview rendered to the Soleno Board on April 4, 2026, which was subsequently confirmed by delivery of a written opinion dated April 4, 2026 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described under the caption “—Opinion of Centerview Partners LLC;” and

•

the financial presentation and the oral opinion, each dated as of April 4, 2026 (which was subsequently confirmed in Guggenheim Securities’ written opinion dated April 5, 2026), of Guggenheim Securities to the Soleno Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the caption “—Opinion of Guggenheim Securities, LLC.”

•	Certainty and Timing of Consummation of the Offer and the Merger. The Soleno Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength and resources of Neurocrine and its ability to fund a substantial portion of the aggregate Offer Price with available cash;

•	the absence of any financing condition in the Merger Agreement;

•	the business reputation and capabilities of Neurocrine;

•	the likelihood of obtaining required regulatory approvals to consummate the Transactions;

•	the limited nature of the conditions to Neurocrine’s obligations to consummate the Transactions;

•

the structure of the Transactions as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Soleno stockholders receive the Offer Price, followed by the Merger, which would not require additional stockholder approval and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•

Negotiations with Neurocrine and Terms of the Merger Agreement. The Soleno Board considered the terms and conditions of the Merger Agreement, which was the product of robust, arm’s-length negotiations. In this regard, the factors considered by the Soleno Board included:

•

Soleno’s rights under the Merger Agreement to respond to unsolicited acquisition proposals from third parties made on or after April 4, 2026, and, subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement to accept a superior proposal from a third party;

•	the belief of the Soleno Board that the terms of the Merger Agreement would not preclude third parties from making a superior proposal;

•	the Soleno Board’s ability, under certain circumstances, to withdraw or modify its recommendation that holders of Shares tender their Shares in the Offer;

•

the provision in the Merger Agreement allowing the Soleno Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited Superior Proposal, subject to payment of a termination fee of $95,250,000, which amount the Soleno Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

Soleno’s ability, under the circumstances specified in the Merger Agreement, to specifically enforce the terms and provisions of the Merger Agreement, in addition to any other remedy to which the Company is entitled, to consummate the Merger;

•

the provision in the Merger Agreement requiring Neurocrine to pay Soleno a termination fee of $141,500,000 if the Merger Agreement is terminated in connection with not obtaining required antitrust approvals;

•

the provision in the Merger Agreement requiring Neurocrine to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•

the availability of statutory appraisal rights under Section 262 of the DGCL to the stockholders of Soleno who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•

Results of Strategic Discussions. The Soleno Board considered the results of Soleno’s efforts in 2025 and thereafter to evaluate strategic alternatives, including a possible sale of Soleno or the licensing of the rights to market VYKAT XR outside of the United States. In this regard, the factors considered by the Soleno Board included:

•

Party A’s decision to withdraw its May 2025 acquisition proposal due to, among other things, Party A’s analysis regarding the longevity of Soleno’s intellectual property portfolio and concerns about the size of the market opportunity of Soleno’s business in Europe;

•	Party A’s lack of interest in restarting acquisition discussions when Party A was contacted in March 2026;

•

Party B’s decision to terminate discussions with Soleno due to, among other things, Party B’s concerns about Soleno’s business prospects in Europe and a desire to continue to monitor VYKAT XR’s commercial launch in the United States;

•

Party C’s decision not to make a proposal and to terminate discussions with Soleno due to, among other things, the fact that it was unlikely to be able to make an all-cash proposal or be able to be competitive, from a value perspective, with other proposals that Soleno might receive;

•

Party D’s indication that it would not be in a position to make a proposal to acquire Soleno until after (1) the public announcement of Soleno’s first quarter earnings results; and (2) Soleno’s upcoming oral hearing in front of the EMA concerning Soleno’s application for approval to market VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union;

•	the general familiarity of any likely acquirer with Soleno given its status as a publicly traded company; and

•	the Soleno Board’s belief that there was substantial risk of losing Neurocrine’s offer of $53.00 per Share if Soleno sought to engage in further discussions with other potential acquirers.

•

Risks Relating to Remaining an Independent Company. The Soleno Board considered Soleno’s prospects and risks if Soleno were to remain an independent company. The Soleno Board considered Soleno’s financial condition, results of operations, prospects, business, competitive positioning and financial plans, including the risks and uncertainties associated with achieving and executing on Soleno’s business and financial plans as an independent company in the short and long term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Soleno Board were:

•	Soleno’s substantial dependence on VYKAT XR and its lack of any other sources of revenue;

•	the prospects for growing sales of VYKAT XR in the long term;

•	the risk of prescribers and patients losing confidence in the safety risk versus therapeutic reward offered by VYKAT XR;

•

the challenges associated with obtaining regulatory approvals outside of the United States in order to expand the commercialization of VYKAT XR, including the extensive regulatory requirements to obtain these approvals;

•

the challenges associated with most-favored nation pricing legislation in the United States that may make it difficult to commercialize VYKAT XR outside of the United States even if required regulatory approvals were achieved;

•

Soleno’s competitive position in the biopharmaceutical industry and the competitive risks facing Soleno, including potential future competition from larger and better-funded companies that may have competitive advantages due to their broader commercial scope and economies of scale;

•

the challenges faced by the biopharmaceutical industry, which could impact material growth in Soleno’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and an evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

•

the current state of the United States and global economies, United States trade policies and tariffs, increased inflation and volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the short and long term on the biopharmaceutical industry and Soleno’s future commercialization efforts; and

•	the various additional risks and uncertainties that are set forth in Part I, Item 1A. of the Form 10-K, as updated by Soleno’s subsequent filings with the SEC.

The Soleno Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not presented in any relative order of importance:

•

No Stockholder Participation in Future Growth or Earning. The nature of the Transactions means that Soleno would no longer exist as an independent, publicly traded company, and Soleno stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of Soleno.

•	Impact on Soleno’s Business Pending the Completion of the Transactions. The pendency of the Transactions may cause Soleno to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Soleno or as a result of certain restrictions on the conduct of Soleno’s business imposed by the Merger Agreement, and the effect of such disruptions on Soleno’s operating results in the event that the Transactions are not consummated in a timely manner.

•

Impact on Conduct of Business. The restrictions in the Merger Agreement on the conduct of Soleno’s business prior to the consummation of the Transactions, which may delay or prevent Soleno from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action that Soleno would otherwise take with respect to its operations absent the Transactions.

•

Possible Management Distraction. The potential risk of diverting management attention and resources away from the operation of Soleno’s business and toward completion of the Transactions, including that Soleno’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of Soleno during the pendency of the Transactions.

•

Interests of Soleno’s Executive Officers and Directors. Soleno’s executive officers and directors may be deemed to have interests in the Transactions that may be different from or in addition to those of Soleno’s stockholders generally, as described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Soleno and its Executive Officers, Directors and Affiliates.”

•	Costs Incurred by Soleno, The costs involved in connection with entering into and completing the Transactions and related actions, which costs may be substantial.

•

Risks Associated with Failure to Satisfy the Minimum Condition and Consummate the Offer and the Merger. The possibility that the Minimum Condition might not be satisfied and the risk that the Offer and the Merger are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior acquisition proposal) on the trading price of the Shares, which trading price could be adversely affected by many factors, including (1) the reason that the Merger Agreement was terminated and whether such termination results from factors adversely affecting Soleno; (2) the possibility that the marketplace would consider Soleno to be an unattractive acquisition candidate; and (3) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement.

•

Impact on Employees. Soleno’s ability to attract and retain key personnel and other employees may be impacted as a result of the Transactions, and Soleno may experience the loss of key personnel during the pendency of the Transactions.

•	Impact on Operating Results. Soleno’s operating results may be impacted, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions.

•

No Ability to Solicit an Alternative Transaction. The non-solicitation provisions of the Merger Agreement restrict Soleno’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Soleno, and, upon termination of the Merger Agreement under certain specified circumstances, Soleno will be required to pay a termination fee of $95,250,000, which fee could discourage certain alternative proposals for an acquisition of Soleno or adversely affect the valuation that might be proposed by a third party.

•

Other Strategic Options. The other potential alternative strategies available to Soleno as an independent company, which, despite significant uncertainty, could potentially have resulted in a more successful and valuable company.

•	Taxable Consideration. The gain realized by Soleno’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for United States federal income tax purposes.

•

Regulatory Approvals Required. The completion of the Transactions will require antitrust approval in the United States, which approval could subject the completion of the Offer and the Merger to unforeseen delays and risks.

•	Funding Certainty. The possibility that Neurocrine will be unable to pay the consideration owed in the Transactions.

•

Remedies May Be Insufficient. The contractual and legal remedies available to Soleno if Neurocrine were to seek to terminate the Merger Agreement may be insufficient from a variety of perspectives, costly to pursue, or both.

•	Possible Litigation. The risk of litigation arising in respect of the Transactions.

•

Other Risks. Other risks of the type and nature described under the captions “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” and “—Additional Information and Where to Find It.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Transactions, the Soleno Board (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Soleno and its stockholders; (2) approved and declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by Soleno of the Merger Agreement and the consummation of the Transactions; (4) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the stockholders of Soleno accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

The foregoing discussion of the Soleno Board’s reasons for its recommendation that Soleno stockholders tender their Shares to Purchaser pursuant to the Offer addresses the information and reasons considered by the Soleno Board in connection with its recommendation. In view of the wide variety of factors considered by the Soleno Board in connection with the evaluation of the Offer and the complexity of these matters, the Soleno Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Soleno Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Soleno Board may have been influenced to a greater or lesser degree by different reasons.

Certain Financial Projections

Soleno does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings or other results of operations due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of predicting financial performance for future periods.

As part of the Soleno Board’s exploration and evaluation of a potential sale of Soleno and other potential strategic alternatives available to Soleno (including continuing as an independent company), Soleno management prepared, at the direction of the Soleno Board, and reviewed with the Soleno Board, certain non-public, unaudited financial projections for Soleno for fiscal years 2026 through 2037(the “Projections”). The Projections were provided to, and approved by, the Soleno Board for use and reliance by Centerview and Guggenheim Securities for purposes of their respective financial analyses and opinions to the Soleno Board. For more information on the preparation, review and use of the Projections, see the section captioned “—Background of the Offer and the Merger.”

The Projections reflect estimates and assumptions made by Soleno management with respect to the development and commercialization of VYKAT XR, including, but not limited to, (1) new patient starts, discontinuation rates, pricing, future sales of VYKAT XR in the United States; (2) forecasted payor mix; (3) the anticipated additional investment in the United States commercial platform and supporting general and administrative expenses in support of a growing enterprise; (4) the anticipated timing of loss of exclusivity of sales of VYKAT XR in the United States; (5) the likelihood of EMA approval and the probability and timing of sales of VIOKAT prolonged-release tablets (diazoxide choline) (which is marketed in the United States as VYKAT XR) in the European Union; (6) the probability and timing of sales of VYKAT XR in other non-U.S. jurisdictions; (7) the possibility and timing of competitive entrants; the completion of ongoing clinical projects; and (8) the overall cash flow potential of Soleno. All of the estimates and assumptions are difficult to predict and many of which are beyond Soleno’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Soleno’s business and its results of operations. The Projections were developed solely using the information available to Soleno management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include: (1) the effectiveness of Soleno’s commercial execution for VYKAT XR; (2) third party reimbursement; (3) pricing and the impact of potential competitive products; (4) Soleno’s ability to obtain additional approvals to market VYKAT XR outside of the United States; (5) the effect of regulatory actions; (6) Soleno’s ability to partner and the terms of any such partnering transactions; (7) manufacturing and supply availability; (8) patent life and other rights or exclusivity; (9) the effect of global economic conditions and increases in regulatory oversight; (10) changes in the confidence of prescribers and patients in the safety risk versus therapeutic reward offered by VYKAT XR; and (11) other risk factors described in Soleno’s periodic filings with the SEC, including the Form 10-K.

The Projections were developed for Soleno as an independent company without giving effect to the Transactions, and therefore the Projections do not give effect to any changes to Soleno’s operations or strategy that may be implemented after the consummation of the Transactions, potential cost synergies to be realized as a result of the Transactions, or to any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as continuing in that context. The Projections are subjective in many respects and are thus subject to interpretation. The Projections may differ from publicly available analyst estimates.

The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry is highly speculative. The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Soleno or anyone who received the Projections then considered, or now considers, the Projections to be predictive of actual future events, and this information should not be relied upon as such. Soleno management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

None of Soleno, Neurocrine or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Soleno relative to the Projections. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Transactions are completed. In addition, the Projections may be affected by Soleno’s ability to achieve its strategic goals, objectives and targets over the applicable periods. The Projections were generated solely for internal use and were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Soleno’s independent registered public accounting firm nor any other independent accountants has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The reports of Soleno’s independent registered public accounting firm included in the Form 10-K relate solely to the historical financial information of Soleno. Such reports do not extend to the Projections and should not be read to do so.

The inclusion of the Projections in this Solicitation/Recommendation Statement on Schedule 14D-9 does not constitute an admission or representation of Soleno, Neurocrine or any of their respective affiliates, advisors or other representatives that the Projections or the information contained in the Projections is material. Except as required by applicable law, none of Soleno, Neurocrine or any of their respective affiliates, advisors or other representatives intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of the Projections have changed or become inappropriate (even in the short term). These considerations should be taken into account in evaluating the Projections. The Projections are forward-looking statements.

SOLENO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Soleno in its public filings with the SEC.

The Projections contain non-GAAP financial measures. Soleno management included these non-GAAP measures because it believed that these measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Soleno. A material limitation associated with the use of non-GAAP financial measures is that they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Soleno Board, Centerview or Guggenheim Securities.

The Projections are not being included in this Schedule 14D-9 to influence any decision by any Soleno stockholder whether to tender their Shares pursuant to the Offer, but instead are being included because the Projections were provided to the Soleno Board to evaluate the Transactions, and to Centerview and Guggenheim Securities for purposes of their respective financial analyses and opinions. The Projections should not be relied upon or construed as financial guidance.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections.

Projections

(amounts in millions)

	Fiscal Year Ending December 31,
	2026		2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Revenue	$410		$588	$748	$838	$916	$977	$1,025	$1,065	$1,100	$978	$198	$40
Gross Profit	$397		$565	$718	$804	$880	$938	$984	$1,022	$1,056	$939	$190	$38
EBIT(1)	$113		$267	$374	$469	$554	$623	$654	$677	$696	$619	$125	$25
Unlevered Free Cash Flow(2)	$65	(3)	$204	$279	$343	$407	$461	$485	$504	$519	$476	$172	$35

(1)

Earnings before interest expenses and taxes (“EBIT”) represents a non-GAAP financial measure that is calculated as Soleno’s Gross Profit, less total operating expenses, which includes the impact of stock-based compensation.

(2)

Unlevered Free Cash Flow represents a non-GAAP financial measure that is calculated as EBIT less (1) income tax expense (assuming a corporate tax rate of 25% and excluding the impact of net operating losses), plus (2) depreciation and amortization, less (3) capital expenditures, less (4) changes in net working capital.

(3)	Represents Unlevered Free Cash Flow for 2Q’26 to 4Q’26.

Opinions of Centerview Partners LLC and Guggenheim Securities, LLC

Opinion of Centerview Partners LLC

Soleno retained Centerview as financial advisor to the Soleno Board in connection with the proposed Transactions. In connection with this engagement, the Soleno Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On April 4, 2026, Centerview rendered to the Soleno Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 4, 2026 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated April 4, 2026, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Soleno Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Soleno as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated April 4, 2026, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Soleno for the years ended December 31, 2025, December 31, 2024 and December 31, 2023;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Soleno;

•	certain publicly available research analyst reports for Soleno;

•	certain other communications from Soleno to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Soleno, including certain financial forecasts, analyses and projections relating to Soleno prepared by senior management of Soleno and furnished to Centerview by Soleno for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Soleno regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Soleno and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Soleno’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Soleno’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Soleno as to the matters covered thereby and Centerview relied, at Soleno’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Soleno’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Soleno, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Soleno. Centerview assumed, at Soleno’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Soleno’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Soleno, or the ability of Soleno to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Soleno’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Soleno or in which Soleno might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Soleno or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Soleno or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Soleno as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Soleno Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview’s Financial Analyses

The following is a summary of the material financial analyses prepared and reviewed with the Soleno Board in connection with Centerview’s opinion, dated April 4, 2026. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Soleno. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Soleno or any other parties to the Transactions. None of Soleno, Neurocrine, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Soleno do not purport to be appraisals or reflect the prices at which Soleno may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 2, 2026 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Analysis of Offer Price

Centerview conducted an analysis of the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement. Such Offer Price is equal, on a per Share basis, to $53.00 per Share, in cash without interest thereon, subject to any applicable tax withholding.

Selected Public Company Analysis

Centerview reviewed and analyzed certain financial information of Soleno and compared it to corresponding financial information of certain publicly traded early commercial-stage rare disease biopharmaceutical companies (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Soleno.

Using publicly available information obtained from SEC filings and other data sources as of April 2, 2026, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2029 (“EV/2029E Revenue Multiple”).

The selected companies are summarized below:

Selected Companies	EV/2029E Revenue Multiple
Agios Pharmaceuticals, Inc.	2.0x
Biocryst Pharmaceuticals, Inc.	2.2x
Geron Corporation	1.3x
KalVista Pharmaceuticals, Inc.	2.0x
Liquidia Corporation	2.9x
Omeros Corporation	1.7x
Travere Therapeutics, Inc.	2.3x
Zevra Therapeutics, Inc.	1.1x

Although none of the selected companies are directly comparable to Soleno, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Soleno. However, because none of the selected companies is exactly the same as Soleno, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, operational and/or financial characteristics and other factors that could affect the public trading values of the selected companies and Soleno in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2029E Revenue Multiples of 1.25x to 2.25x. Centerview applied this reference range of EV/2029E Revenue Multiples to Soleno’s projected revenue for calendar year 2029 of $838 million as set forth in the Forecasts, and added to it Soleno’s estimated net cash of

$460 million (calculated as cash and investments, less outstanding debt and near term milestones payable to Essentialis) as of March 31, 2026, provided by the senior management of Soleno, as set forth in the Internal Data, and divided the results of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, and restricted stock units) as of March 31, 2026, based on information provided by the senior management of Soleno and as set forth in the Internal Data. This analysis resulted in an implied per share equity value range for the Shares of approximately $27.95 to $43.35, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $53.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information of Soleno and compared it to corresponding financial information of certain precedent merger and acquisition transactions involving publicly traded early commercial-stage rare disease biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Soleno and the Transactions. Although none of the selected transactions is identical or directly comparable to the Transactions, the companies included in the selected transactions were selected by Centerview because, among other reasons, they are publicly traded biopharmaceutical companies with certain business, operational and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to the Transactions.

However, because none of the selected transactions is exactly the same as the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, operational and/or financial characteristics and other factors that could affect the transaction values of each selected transaction and Soleno in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction, as a multiple of the target company’s management’s projected four-year forward revenue at the time of the transaction announcement, per such target company’s schedule 14D-9 or proxy (“TV/4-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Acquiror	Target	TV/4-Year Forward Revenue Multiple
March 6, 2026	Les Laboratories Servier SAS	Day One Biopharmaceuticals, Inc.	3.3x
November 19, 2025	Alkermes plc	Avadel Pharmaceuticals plc	4.1x
April 28, 2025	Merck KGaA	SpringWorks Therapeutics, Inc.	2.6x
May 28, 2024	Asahi Kasei Corporation	Calliditas Therapeutics AB	1.7x	(1)
May 10, 2023	Swedish Orphan Biovitrum AB	CTI BioPharma Corp.	3.5x
January 9, 2023	Ipsen S.A.	Albireo Pharma, Inc.	2.5x
January 19, 2022	UCB S.A.	Zogenix, Inc.	2.3x

(1)	Based on Wall Street research analyst consensus estimated four-year forward revenue (Management estimates not publicly disclosed).

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Soleno and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 2.25x to 3.50x derived from the selected transactions analysis. Centerview applied this reference range of TV/4-Year Forward Revenue Multiples to Soleno’s estimated projected four-year forward revenue of $857 million as set forth in the Forecasts and added to it Soleno’s estimated net cash of $459 million (calculated as cash and investments, less outstanding debt, near term milestones payable to Essentialis, and debt prepayment charges upon a change of control) as of March 31, 2026, provided by the senior management of Soleno, as set forth in the Internal Data, and divided the results of the foregoing calculations by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units) as of March 31, 2026 based on information provided by the senior management of Soleno and as set forth in the Internal Data. This analysis resulted in an implied per share equity value range for the Shares of approximately $44.10 to $63.00, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $53.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Soleno based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (1) discounting to present value, as of March 31, 2026, using discount rates ranging from 11.0% to 14.0% (reflecting Centerview’s analysis of Soleno’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted, after-tax unlevered free cash flows of Soleno over the period beginning on April 1, 2026 and ending on December 31, 2037, utilized by Centerview based on the Forecasts, (b) an implied terminal value of Soleno, calculated by Centerview by assuming (as directed by senior management of Soleno) that Soleno’s unlevered free cash flows would decline in perpetuity after December 31, 2037 at a rate of free cash flow decline of 80% year-over-year, and (c) forecasted tax savings from usage of Soleno’s federal net operating losses of $180 million as of December 31, 2025, subject to certain limitations under Section 382 of the Internal Revenue Code, as set forth in the Internal Data; and (2) adding to the foregoing results Soleno’s estimated net cash of $460 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units), as of March 31, 2026, as set forth in the Internal Data.

This analysis resulted in an implied per Share equity value range of $44.30 to $49.40, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $53.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Soleno Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended April 2, 2026, which reflected low and high closing prices for the Shares during such period of approximately $30.05 to $88.49 per Share.

•

Analyst Price Target Analysis. Centerview reviewed 13 stock price targets for the Shares in publicly available Wall Street research analyst reports as of April 2, 2026, which indicated low and high price targets for the Shares ranging from $60.00 to $145.00 per Share.

•

Precedent Premia Paid Analysis. Centerview performed an analysis of premia paid in selected precedent merger and acquisition transactions involving publicly traded commercial-stage biopharmaceutical companies of a similar market capitalization in the three years preceding delivery of its written opinion that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Soleno and the Transactions, for which premium data was available. The premia in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of such target company’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 30% to 90% to Soleno’s closing stock price on April 2, 2026 of $39.49, which resulted in an implied price range of approximately $51.35 to $75.05 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Soleno Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Soleno Board or senior management of Soleno with respect to the Offer Price or as to whether the Soleno Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Soleno and Neurocrine and was approved by the Soleno Board. Centerview provided advice to Soleno during these negotiations. Centerview did not, however recommend any specific amount of consideration to Soleno or the Soleno Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to Soleno, and Centerview did not receive any compensation from Soleno during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Neurocrine or Purchaser, and Centerview did not receive any compensation from Neurocrine or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to Soleno or Neurocrine or their respective affiliates in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons; (2) of Centerview’s affiliates or related investment funds; and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Soleno, Neurocrine, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Soleno Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the life sciences industry, its expertise and qualifications in transactions of this nature and its familiarity with Soleno. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

Pursuant to the terms of Centerview’s engagement letter, in connection with Centerview’s services as a financial advisor to the Soleno Board, Soleno has agreed to pay Centerview an aggregate fee of approximately $40 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $38 million of which is payable contingent upon consummation of the Transactions. In addition, Soleno has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Guggenheim Securities, LLC

Overview

Soleno retained Guggenheim Securities as a financial advisor in connection with the potential sale of or another extraordinary corporate transaction involving Soleno. In selecting Guggenheim Securities as a financial advisor, Soleno considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the April 4, 2026 meeting of the Soleno Board, Guggenheim Securities rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 5, 2026, to the Soleno Board to the effect that, as of April 5, 2026 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than Excluded Shares) was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex II to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (1) the prices at which the Shares or other securities or financial instruments of or relating to Soleno may trade or otherwise be transferable at any time, (2) the potential effects of volatility in the credit, financial or equity markets on Soleno, its securities or other financial instruments or the Transactions or (3) the impact of the Transactions on the solvency or viability of Soleno or the ability of Soleno to pay its obligations when they come due.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):

•	was provided to the Soleno Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;

•	did not constitute a recommendation to the Soleno Board with respect to the Transactions;

•	does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to act in connection with the Transactions or otherwise;

•

did not address Soleno’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for Soleno, the financing or funding of the Transactions by Neurocrine or the effects of any other transaction in which Soleno might engage;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (1) any other term, aspect or implication of (y) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or (z) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions or (2) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Soleno; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Soleno’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

In connection with rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement dated as of April 4, 2026;

•	reviewed certain publicly available business and financial information regarding Soleno;

•

reviewed certain non-public business and financial information regarding Soleno and its business, products, product candidates, intellectual property and future prospects (including certain financial projections for Soleno on a stand-alone basis for the years ending December 31, 2026 through December 31, 2037 (the “Soleno-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by Soleno’s senior management (collectively, the “Soleno-Provided Information”);

•

discussed with Soleno’s senior management their views of Soleno’s business, operations, historical and projected financial results, and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	performed discounted cash flow analyses based on the Soleno-Provided Financial Projections;

•	reviewed the valuation and financial metrics of certain precedent merger and acquisition transactions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	reviewed the historical prices and the trading activity of the Shares;

•

compared the financial performance of Soleno and certain trading multiples and the trading activity of the Shares with corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating Soleno; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Soleno (including, without limitation, the Soleno-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (1) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Soleno-Provided Information), (2) expressed no view or opinion regarding the reasonableness or achievability of the Soleno-Provided Financial Projections, any other estimates or any other forward-looking information provided by Soleno or the assumptions upon which any of the foregoing were based and (3) relied upon the assurances of Soleno’s senior management that they were unaware of any facts or circumstances that would have made the Soleno-Provided Information incomplete, inaccurate or misleading.

•

Guggenheim Securities (1) was advised by Soleno’s senior management, and assumed, that the Soleno-Provided Financial Projections (including the expected development and commercialization of Soleno’s products and product candidates) were (y) reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Soleno’s senior management as to the expected future performance of Soleno on a stand-alone basis and (z) reviewed by the Soleno Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (2) assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Guggenheim Securities was asked by the Soleno Board to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Soleno, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Soleno or any other entity or the solvency or fair value of Soleno or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Soleno’s senior management and Soleno’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to Soleno or its securityholders.

•	Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (1) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (2) Soleno, Neurocrine and Purchaser will comply with all terms and provisions of the Merger Agreement and (3) the representations and warranties of Soleno, Neurocrine and Purchaser contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof; and

•

The Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Soleno or the Transactions in any way meaningful to Guggenheim Securities’ analyses and opinion.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Soleno Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Soleno Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various professional judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Soleno and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual financial analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all its financial analyses and did not attribute any particular weight to any one financial analysis or factor; and

•

ultimately arrived at its opinion based on the results of all its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by holders of Shares (other than the Excluded Shares) pursuant to the Merger Agreement to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Transactions, and none of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Soleno. However, such transactions and companies were selected by Guggenheim Securities, among other reasons, because they involved target companies or represented publicly traded companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Soleno based on Guggenheim Securities’ familiarity with the biopharmaceutical sector in the United States.

•

In any event, selected precedent merger and acquisition transactions analysis and selected publicly traded companies analysis are not mathematical. Rather, such analyses involve complex considerations and professional judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the Transactions were compared and the selected publicly traded companies to which Soleno was compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

•	Unless otherwise noted below, all stock price data is as of April 2, 2026.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:

•

“Enterprise value” represents the relevant company’s equity value (as defined below) plus (1) the principal or face amount of total debt and certain other debt-like items less (2) cash, cash equivalents, and short- and long-term marketable securities.

•

“Equity value” represents for each relevant company (1) the product of (a) the number of outstanding common shares and restricted stock units plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants and (b) the relevant company’s stock price less (2) the cash proceeds from the assumed exercise of all in-the-money convertible securities, stock options and stock warrants.

•

“T+4 Revenue” means, for purposes of the selected precedent merger and acquisition transactions analysis, the revenue forecast for the 12-month period ending four years following the date of announcement of the relevant transaction, using time-weighted average of revenues from the third and fourth calendar years following announcement.

•	“EV / T+4 Revenue multiple” means the relevant enterprise value divided by the relevant T+4 Revenue.

Recap of Implied Transaction Financial Metrics

Based on the Offer Price of $53.00 per share in cash, Guggenheim Securities calculated various transaction-implied premia (relative to Soleno’s stock prices as of April 2, 2026, the last trading day prior to the announcement of the Transaction and Soleno’s stock price as of March 30, 2026, the date of Neurocrine’s Best and Final Proposal) and Transaction-implied multiples as outlined in the table below:

Transaction-Implied Premia and Transaction-Implied Multiples

Transaction Offer Price per Share		$53.00

	Soleno Stock Price
Closing Stock Price @ 4/2/26	$39.49	34%
Date of Best and Final Proposal @ 3/30/26	30.44	74
VWAPs @ 4/2/26:
30-Day	35.01	51
90-Day	38.96	36
Transaction Enterprise Value / Revenue for Soleno:
2027E — Soleno Management Estimates		4.1	x
2028E — Soleno Management Estimates		3.2
2029E — Soleno Management Estimates		2.9

Soleno Financial Analyses

Recap of Soleno Financial Analyses. In evaluating Soleno in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analyses. Solely for informational reference purposes, Guggenheim Securities also reviewed selected precedent merger and acquisition transactions, selected publicly traded companies, premia paid in selected precedent merger and acquisition transactions, the historical 12-month trading range for the Shares and certain Wall Street equity research analysts’ stock price targets for the Shares.

Recap of Soleno Financial Analyses

Transaction Price per Share	$53.00

	Reference Range for Soleno Valuation per Share
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$47.15	$50.80

For Informational Reference Purposes
Selected Precedent M&A Transactions Analysis	$45.85	$61.75
Selected Publicly Traded Companies Analysis	33.20	43.15
Precedent Premia Analysis	52.60	72.30
Soleno’s Stock Price Range During Past Year	30.05	88.49
Wall Street Equity Research Stock Price Targets	60.00	145.00

Discounted Cash Flow Analysis. Guggenheim Securities performed stand-alone discounted cash flow analysis of Soleno based on projected, after-tax unlevered free cash flows (after deduction of stock-based compensation) for Soleno and an estimate of its terminal/continuing value at the end of the projection period utilized in the Soleno-Provided Financial Projections.

In performing its discounted cash flow analysis with respect to Soleno:

•	Guggenheim Securities based its discounted cash flow analysis of Soleno on the Soleno-Provided Financial Projections.

•

Guggenheim Securities used a discount rate range of 10.25% –12.25% based on its estimate of Soleno’s weighted average cost of capital and mid-year discounting convention to discount the Soleno-Provided Financial Projections to a valuation date of March 31, 2026.

•

In estimating Soleno’s terminal/continuing value, Guggenheim Securities used a perpetual growth rate of negative 80% applied to Soleno’s terminal year normalized after-tax unlevered free cash flow as provided by, discussed with and approved for Guggenheim Securities’ use by Soleno’s senior management.

•

Guggenheim Securities’ analysis added net cash and the estimated present value of actual potential tax savings from utilization of Soleno’s net operating losses as set forth in the Soleno-Provided Information, each as provided by, discussed with and approved for Guggenheim Securities’ use by Soleno’s senior management.

Guggenheim Securities’ discounted cash flow analyses resulted in an overall reference range of $47.15 – $50.80 per Share for purposes of evaluating the Shares on a stand-alone intrinsic-value basis.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on management projections included in any public disclosures in connection with such transactions, Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Selected Precedent Merger and Acquisition Transactions Analysis

Date Announced	Acquiror	Target	EV / T+4 Revenue Multiple
3/6/2026	Les Laboratoires Servier SAS	Day One Biopharmaceuticals, Inc.	3.3	x
11/19/2025	Alkermes plc	Avadel Pharmaceuticals plc	4.1
4/28/2025	Merck KGaA	SpringWorks Therapeutics, Inc.	2.6
5/28/2024	Asahi Kasei Corporation	Calliditas Therapeutics AB	1.7
5/10/2023	Swedish Orphan Biovitrum AB	CTI BioPharma Corp.	3.5
1/9/2023	Ipsen S.A.	Albireo Pharma, Inc.	2.5
1/19/2022	UCB S.A.	Zogenix, Inc.	2.3

In performing its selected precedent merger and acquisition analysis with respect to Soleno, Guggenheim Securities’ selected, based on its professional judgment, a reference range of enterprise value / T+4 Revenue Multiples of 2.4x – 3.4x (based on the 25th to 75th percentile range) for purposes of evaluating Soleno on a change-of-control basis.

Guggenheim Securities’ selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $45.85 – $61.75 per share for purposes of evaluating the Shares on a change-of-control basis.

Selected Publicly Traded Companies Analysis. Guggenheim Securities reviewed and analyzed Soleno’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for Soleno and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates, publicly available financial filings and publicly available Wall Street research analysts’ estimates published by FactSet as of April 2, 2026), which are summarized in the table below:

Selected Publicly Traded Companies Analysis

	Trading Enterprise Value / 2029 Revenue
Liquidia Corporation	2.9	x
Travere Therapeutics, Inc.	2.3
BioCryst Pharmaceuticals, Inc.	2.2
Agios Pharmaceuticals, Inc.	2.0
KalVista Pharmaceuticals, Inc.	2.0
Geron Corporation	1.3
Omeros Corporation	1.7
Zevra Therapeutics, Inc.	1.1

In performing its selected publicly traded companies analysis with respect to Soleno, Guggenheim Securities selected, based on its professional judgment, a reference range of enterprise value / 2029 revenue multiples of 1.6x – 2.2x (based on the 25th and 75th percentile range) for purposes of evaluating Soleno on a stand-alone public market trading basis.

Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of $33.20 – $43.15 per Share for purposes of evaluating the Shares on a stand-alone public market trading basis.

Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in selected precedent merger and acquisition transactions during the three (3) years prior to the date of Guggenheim Securities’ opinion involving companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant in its professional judgement for the purposes of this analysis. Guggenheim Securities noted that such precedent merger and acquisition transaction-related upfront premia (excluding value attributed to contingent value rights where applicable) ranged from 33% – 83% (based on the 25th to 75th percentile range) based on the target company’s unaffected spot closing stock price. Guggenheim Securities further noted that, in connection with the Transactions, the Transactions-implied premia (based on the Offer Price of $53.00 per Share) was 34% versus Soleno’s spot closing Share price of $39.49 on April 2, 2026.

Stock Price Trading History. Guggenheim Securities reviewed the Share price trading history for the 12 months ending April 2, 2026. Guggenheim Securities noted that the Shares generally had traded in a range of approximately $30.05 – $88.49 per Share.

Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed 13 Wall Street equity research analyst stock price targets for Soleno as published prior to April 2, 2026. Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for the Shares ranged from $60.00 – $145.00 per share.

Other Considerations

Except as described in the summary above, Soleno did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between Soleno and Neurocrine and were approved by the Soleno Board. The decision to enter into the Merger Agreement was solely that of the Soleno Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Soleno Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Soleno Board with respect to the fairness, from a financial point of view, to Soleno of the Offer Price to be received by the holders of Shares (other than Excluded Shares).

Pursuant to the terms of Guggenheim Securities’ engagement, Soleno has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which cash transaction fee currently is estimated to be $33 million. A cash opinion fee of $2 million became payable upon the rendering of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, Soleno has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.

Aside from its current engagement by Soleno, Guggenheim Securities had not been previously engaged by Soleno during the two years prior to the date of its opinion to provide financial advisory or investment banking services for which it received fees, except that Guggenheim Securities acted as a joint active bookrunner in connection with Soleno’s July 2025 confidentially marketed public equity offering and Soleno’s May 2024 confidentially marketed public equity offering (for which Guggenheim Securities received compensation, in aggregate, of less than $7 million). Guggenheim Securities had not been previously engaged during the two years prior to the date of its opinion by Neurocrine to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may in the future seek to provide Soleno, Neurocrine or their respective affiliates with financial advisory and investment banking services unrelated to the Transactions, for which services Guggenheim Securities would expect to receive compensation.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (1) provide such financial services to Soleno, Neurocrine, other participants in the Transactions or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (2) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Soleno, Neurocrine, other participants in the Transactions or their respective affiliates. Furthermore, Guggenheim Securities’ and its affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in Soleno, Neurocrine, other participants in the Transactions or their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Soleno, Neurocrine, other participants in the Transactions or their respective affiliates or the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

Intent to Tender

To Soleno’s knowledge, after making reasonable inquiry, all of Soleno’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdrawn), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Messrs. Bhatnagar and Mackaness each entered into a Tender Agreement with Neurocrine concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares (subject to certain exceptions) as described under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Neurocrine and their Affiliates—Tender and Support Agreement.”

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Soleno retained Centerview and Guggenheim Securities to act as its financial advisors in connection with the Transactions and, in connection with such engagement, Centerview and Guggenheim Securities each provided an opinion described under the caption “Item 4. The Solicitation or Recommendation—Opinions of Centerview Partners LLC and Guggenheim Securities, LLC,” respectively, which are attached as Annex I and Annex II to this Schedule 14D-9, respectively, and incorporated herein by reference. Neither Centerview nor Guggenheim Securities were engaged to solicit or provide, and such opinions do not constitute, a recommendation to any of Soleno’s stockholders as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

Information pertaining to the engagement of each of Centerview and Guggenheim Securities is included in under the caption “Item 4. The Solicitation or Recommendation—Opinions of Centerview Partners LLC and Guggenheim Securities, LLC,” respectively, and is incorporated herein by reference.

Neither Soleno nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Soleno’s stockholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than the scheduled vesting of Company Options and Company RSUs, the issuance of Shares under the Soleno ESPP and the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by Soleno, or, to Soleno’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of Soleno, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Jennifer Fulk	March 2, 2026	Grant of Company RSUs in connection with Ms. Fulk’s employment offer letter and appointment as Soleno’s Chief Financial Officer.	39,200	—

	March 2, 2026	Grant of Company Options in connection with Ms. Fulk’s employment offer letter and appointment as Soleno’s Chief Financial Officer.	67,660	$39.06

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share

Meredith Manning	March 27, 2026	Sale to cover tax withholding obligations in connection with the vesting of Company RSUs.	4,864	$30.04(1)

	March 27, 2026	Sale to cover tax withholding obligations in connection with the vesting of Company RSUs	2,100	$31.04(1)

	March 27, 2026	Sale to cover tax withholding obligations in connection with the vesting of Company RSUs	558	$31.72(1)
Michael F. Huang	March 27, 2026	Sale to cover tax withholding obligations in connection with the vesting of Company RSUs	4,256	$30.04(1)

	March 27, 2026	Sale to cover tax withholding obligations in connection with the vesting of Company RSUs	1,838	$31.04(1)

	March 27, 2026	Sale to cover tax withholding obligations in connection with the vesting of Company RSUs	488	$31.72(1)

(1)

The price per Share is a weighted average price. These Shares were sold in multiple transactions at a range of prices to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs. Further details can be found in the various Forms 4 filed by the reporting persons with the SEC during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Soleno is not undertaking or engaging in any negotiations in response to the Offer that relate to: (1) any tender offer for or other acquisition of Soleno’s securities by Soleno, Soleno’s subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Soleno or Soleno’s subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Soleno or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Soleno. Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), there are no transactions, resolutions of the Soleno Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the prior sentence; provided, however, the Soleno Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 10 (Background of the Offer; Past Contacts or Negotiations with Soleno) of the Offer to Purchase.

The information set forth in Section 11 (The Transaction Documents) and Section  12 (Purpose of the Offer; Plans for Soleno) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Golden Parachute Compensation

See the information under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On April 4, 2026, the Soleno Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Soleno and its stockholders; (2) agreed that the Merger shall be subject to Section 251(h) of the DGCL; (3) approved the execution, delivery and performance by Soleno of the Merger Agreement and the consummation of the Transactions; and (4) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Neurocrine or any of its wholly owned subsidiaries, would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Soleno’s stockholders.

State Takeover Laws

A number of states (including Delaware, where Soleno is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (generally defined as, subject to certain exceptions, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” of such corporation unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding voting stock (but not the outstanding voting stock owned by the interested stockholder), shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares in a tender or exchange offer); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation; and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, the Soleno Board has approved the Merger Agreement and the Transactions, as under the caption “Item 4. The Solicitation or Recommendation,” for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares who hold or own such Shares on the date of the making of the demand for appraisal and continuously through the Effective Time who (1) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (2) follow the procedures set forth in Section 262 of the DGCL; (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (4) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made; (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be; and (C) provides an address at which such beneficial owner consents to receive notices given by Soleno and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest (unless the Delaware Court in its discretion determines otherwise for good cause shown), if any, on the amount determined to be the fair value, as determined by the Delaware Court. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Soleno will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Soleno’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any person who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date this Schedule 14D-9 is given, deliver to Soleno at the address indicated below a written demand for appraisal of such person’s Shares, which demand must reasonably inform Soleno of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (1) reasonably identify the holder of record of the shares for which the demand is made; (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be; and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, a stockholder or beneficial owner or the Surviving Company must file a petition in the Delaware Court demanding a determination of the fair value of the Shares of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Company is under no obligation to file any such petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Written Demand

All written demands for appraisal should be addressed to Soleno Therapeutics, Inc., 100 Marine Parkway, Suite 400, Redwood City, California 94065, Attention: General Counsel.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominee, who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares which are held in the name of such record holder. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (1) such beneficial owner continuously owns such Shares through the Effective Time; and (2) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Company under Section 262 of the DGCL and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Company, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court, with a copy served on the Surviving Company in the case of a Petition filed by a stockholder or beneficial owner, demanding a determination of the fair value of the Shares held by all such persons entitled to appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. Soleno is under no obligation to and has no present intention to file a Petition and no person should assume that Soleno will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from the Surviving Company a statement setting forth the aggregate number of Shares (other than any excluded stock, as defined in Section 251(h)(6)d. of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received, and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Company or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such holder of record or beneficial owner of Shares (each, a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in the Delaware Court a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be provided to the Surviving Company and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Company.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders who hold Shares represented by certificates to submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Assuming the Shares remain listed on a nationally recognized securities exchange immediately prior to the Effective Time, the Delaware Court will dismiss the proceedings as to all persons who have asserted appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares; or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied as to persons seeking appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Company may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court; and (2) interest theretofore accrued, unless paid at that time. The Surviving Company is under no obligation to make such voluntary payment.

In determining the fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering seeking appraisal should be aware that the fair value of their Shares as so determined by the Delaware Court could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although Soleno believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Neurocrine nor Soleno anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

The Delaware Court may also (1) determine the costs of the proceeding and tax such costs among the parties as the Delaware Court deems equitable in the circumstances; and (2) upon application of a person whose name appears on the verified list to be filed with the Delaware Register in the Delaware Court who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to the terms of Section 262 of the DGCL or subject to such an award pursuant to a reservation (as defined below). Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires strict compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders and beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will not be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions in respect of such Shares, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration by delivering to the Surviving Company a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Company.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

U.S. Antitrust

Under the HSR Act and the rules and regulations that have been promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated unless

Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and any waiting period under the HSR Act has expired or terminated. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.

Pursuant to the Merger Agreement, each of Neurocrine and Soleno filed on April 10, 2026, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire 15 days following the filing of the Premerger Notification and Report Form, at 11:59 p.m., Eastern time, on April 27, 2026, but this period may change if Neurocrine voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 15-day waiting period. If the reviewing agency issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., Eastern Time, 10 days after the acquiring person complies with such requests. After the waiting period expires or has been terminated, Neurocrine and Soleno will be free to complete the Offer and the Merger unless there has been issued by any court of competent jurisdiction or other Governmental Authority and remain in effect any law, order, or injunction restraining, prohibiting or rendering illegal the consummation of the Merger. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Soleno, please see the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of each of Soleno and Neurocrine, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the anticipated occurrence, manner and timing of the proposed tender offer; the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the subsequent Merger set forth in the Merger Agreement; the possibility of any termination of the Merger Agreement; the prospective benefits of the proposed transaction; Neurocrine’s strategy, plans, objectives, expectations (financial or otherwise) and intentions with respect to its future financial results and growth potential, anticipated product portfolio, development programs and patent terms; and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “will,” “would” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer; uncertainties as to how many of Soleno’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions in the Merger Agreement may not be satisfied or waived; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Neurocrine will not be able to integrate Soleno successfully or that such integration may be more difficult, time-consuming or costly than expected; disruption from the proposed transaction, making it more difficult for either company to conduct business as usual or maintain relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed transaction on the market price of Neurocrine’s common stock and/or Neurocrine’s operating results, including the possibility that if the parties do not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Neurocrine’s common stock could decline; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; Neurocrine’s ability to fund the proposed transaction; the time-consuming and uncertain regulatory approval process; the degree and pace of market uptake of Soleno’s commercial product, VYKATTM XR (diazoxide choline); the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of Neurocrine’s cash flows and capital resources; Neurocrine’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Neurocrine and Soleno, including those described from time to time under the caption “Risk Factors” and elsewhere in Neurocrine’s and Soleno’s respective filings and reports with the SEC, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and other filings filed with the SEC, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by Neurocrine and Purchaser, and this Schedule 14D-9. Any forward-looking statements are made based on the current beliefs and judgments of Neurocrine’s and Soleno’s respective management teams, and the reader is cautioned not to rely on any forward-looking statements made by Neurocrine or Soleno. Except as required by law, Neurocrine and Soleno do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 20, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Neurocrine and Purchaser, filed April 20, 2026 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times on April 20, 2026 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release issued by Soleno Therapeutics, Inc., dated April 6, 2026 (incorporated by reference to Exhibit 99.1 to Soleno Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-36593), filed April 6, 2026).

(a)(5)(B)	Social Media Post (incorporated by reference to Exhibit 99.1 to Soleno Therapeutics, Inc.’s Schedule 14D9-C, filed April 6, 2026).

(a)(5)(C)	Employee Letter (incorporated by reference to Exhibit 99.2 to Soleno Therapeutics, Inc.’s Schedule 14D9-C, filed April 6, 2026).

(a)(5)(D)	Employee FAQ (incorporated by reference to Exhibit 99.3 to Soleno Therapeutics, Inc.’s Schedule 14D9-C, filed April 6, 2026).

Exhibit No.	Description

(a)(5)(E)	Employee Town Hall Presentation (incorporated by reference to Exhibit 99.4 to Soleno Therapeutics, Inc.’s Schedule 14D9-C, filed April 6, 2026).

(a)(5)(F)	KOLs- Patient Advocacy Groups Letter (incorporated by reference to Exhibit 99.5 to Soleno Therapeutics, Inc.’s Schedule 14D9-C, filed April 6, 2026).

(a)(5)(G)	Prescribers – Physicians Letter (incorporated by reference to Exhibit 99.6 to Soleno Therapeutics, Inc.’s Schedule 14D9-C, filed April 6, 2026).

(a)(5)(H)	Email to Neurocrine Employees, dated April 6, 2026, from Neurocrine’s Chief Executive Officer (incorporated by reference to (a)(5)(C) to Neurocrine Biosciences, Inc. and Sigma Merger Sub, Inc.’s Schedule TO-C, filed April 6, 2026).

(a)(5)(I)	Email to Soleno Employees, dated April 6, 2026, from Neurocrine’s Chief Executive Officer (incorporated by reference to (a)(5)(D) to Neurocrine Biosciences, Inc. and Sigma Merger Sub, Inc.’s Schedule TO-C, filed April 6, 2026).

(a)(5)(J)	Investor Relations FAQ (incorporated by reference to (a)(5)(E) to Neurocrine Biosciences, Inc. and Sigma Merger Sub, Inc.’s Schedule TO-C, filed April 6, 2026).

(a)(5)(K)	Transcript from Neurocrine Investor Call held on April 6, 2026 (incorporated by reference to (a)(5)(F) to Neurocrine Biosciences, Inc. and Sigma Merger Sub, Inc.’s Schedule TO-C, filed April 7, 2026).

(a)(5)(L)*	Opinion of Centerview Partners LLC, dated April 4, 2026 (included as Annex I to this Schedule 14D-9).

(a)(5)(M)*	Opinion of Guggenheim Securities, LLC, dated April 5, 2026 (included as Annex II to this Schedule 14D-9).

(e)(1)#	Agreement and Plan of Merger, dated as of April 5, 2026, by and among Soleno Therapeutics, Inc., Neurocrine Biosciences, Inc. and Sigma Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Soleno Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-36593), filed April 5, 2026).

(e)(2)	Confidentiality Agreement, dated as of February 24, 2026 by and between Soleno Therapeutics, Inc. and Neurocrine Biosciences, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Form of Indemnification Agreement by and between Soleno Therapeutics, Inc. and its Directors and Officers (incorporated by reference to Soleno Therapeutics, Inc.’s Form S-1/A (File No. 333-273373), filed June 10, 2014).

(e)(4)	Soleno Therapeutics, Inc. 1999 Incentive Stock Plan (incorporated by reference to Soleno Therapeutics, Inc.’s Form S-1/A (File No. 333-273373), filed June 10, 2014).

(e)(5)	Soleno Therapeutics, Inc. 2010 Equity Incentive Plan (incorporated by reference to Soleno Therapeutics, Inc.’s Form S-1/A (File No. 333-273373), filed June 10, 2014).

(e)(6)	Soleno Therapeutics, Inc. Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed June 6, 2024).

(e)(7)	Capnia, Inc. 2014 Employee Stock Purchase Plan (incorporated by reference to Soleno Therapeutics, Inc.’s Form S-1/A (File No. 333-196635), filed July 1, 2014).

(e)(8)	Soleno Therapeutics, Inc. 2020 Inducement Equity Incentive Plan, as amended (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed January 30, 2024).

(e)(9)	Employment Agreement by and between Capnia, Inc. and Anish Bhatnagar, dated May 15, 2025 (incorporated by reference to Soleno Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-36593), filed February 25, 2026).

Exhibit No.	Description

(e)(10)	Employment Agreement with James Mackaness, dated November 11, 2020 (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed November 13, 2020).

(e)(11)	Amended and Restated Employment Agreement with James Mackaness, dated January 8, 2021 (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed January 13, 2021).

(e)(12)	Employment Agreement with Patricia Hirano, dated January 1, 2019 (incorporated by reference to Soleno Therapeutics, Inc.’s Form 10-K (File No. 001-36593), filed February 28, 2025).

(e)(13)	Amendment to Employment Agreement with Patricia Hirano, dated January 8, 2021 (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed January 13, 2021).

(e)(14)	Employment Agreement with Meredith Manning, dated January 23, 2024 (incorporated by reference to Soleno Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 0001-36593), filed February 28, 2025).

(e)(15)	Employment Offer Letter to Jennifer Fulk, dated February 25, 2026 (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed February 26, 2026).

(e)(16)*	Executive Employment Agreement with Manher (AJ) Joshi, MD, dated November 3, 2025.

(e)(17)*	Executive Employment Agreement with Kevin Norrett, dated November 17, 2025.

(e)(18)	Soleno Therapeutics, Inc. Key Executive Change in Control and Severance Plan, and related Participation Agreement, effective January 21, 2026 (incorporated by reference to Soleno Therapeutics, Inc.’s Form 8-K (File No. 001-36593), filed January 23, 2026).

(e)(19)	Soleno Therapeutics, Inc. Amended and Restated Outside Director Compensation Policy, as amended, (incorporated by reference to Soleno Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-36593), filed February 25, 2026).

(e)(20)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Soleno Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-36593), filed April 5, 2026).

(g)	None.

*	Filed herewith.
#

Certain annexes, exhibits or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes, exhibits and schedules upon request by the Securities and Exchange Commission.

Annex I	Opinion of Centerview Partners LLC

Annex II	Opinion of Guggenheim Securities, LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLENO THERAPEUTICS, INC.

By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	Chief Executive Officer

Dated: April 20, 2026

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650  FAX: (212) 380-2651  WWW.CENTERVIEWPARTNERS.COM

NEW  YORK  •  LONDON  •  PARIS  •  SAN  FRANCISCO  •  MENLO  PARK

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

April 4, 2026

The Board of Directors

Soleno Therapeutics, Inc.

203 Redwood Shores Pkwy, Suite 500

Redwood City, CA 94065

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Soleno Therapeutics, Inc., a Delaware corporation (the “Company”), of the consideration proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Neurocrine Biosciences, Inc., a Delaware corporation (“Parent”), Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $53.00 per Share, in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a direct wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) all Shares owned by the Company (or held in the Company’s treasury), Parent, Purchaser or by any of their respective Subsidiaries (as defined in the Agreement) and (ii) any Dissenting Company Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $53.00 per Share in cash, without interest, (the $53.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

The Board of Directors

Soleno Therapeutics, Inc.

April 4, 2026

and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 4, 2026 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2025, December 31, 2024 and December 31, 2023; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the

The Board of Directors

Soleno Therapeutics, Inc.

April 4, 2026

solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners
CENTERVIEW PARTNERS LLC

Annex II

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

April 5, 2026

The Board of Directors

Soleno Therapeutics, Inc.

203 Redwood Shores Pkwy, Suite 500

Redwood City, CA 94065

Members of the Board:

We understand that Neurocrine Biosciences, Inc. (“Neurocrine”), Sigma Merger Sub, Inc., a direct wholly owned subsidiary of Neurocrine (“Purchaser”), and Soleno Therapeutics, Inc. (“Soleno”) intend to enter into an Agreement and Plan of Merger to be dated as of April 5, 2026 (the “Agreement”) pursuant to which (i) Purchaser will commence a tender offer to acquire all of the outstanding shares of common stock, $0.001 par value per share, of Soleno (the “Shares” and such tender offer, the “Offer”), other than Excluded Shares (as defined below), for $53.00 per Share in cash, without interest (the “Offer Price”) and (ii) following consummation of the Offer, (a) Purchaser will merge with and into Soleno (the “Merger” and taken together with the Offer as an integrated transaction, the “Transaction”) and Soleno will become a direct wholly owned subsidiary of Neurocrine and (b) pursuant to the Merger, each Share will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received by the holders of Shares (other than (i) Cancelled Shares (as defined in the Agreement) and (ii) any Dissenting Company Shares (as defined in the Agreement), with the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Soleno or Neurocrine, being referred to herein as “Excluded Shares”)) is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of April 4, 2026;

•	Reviewed certain publicly available business and financial information regarding Soleno;

•

Reviewed certain non-public business and financial information regarding Soleno and its business, products, product candidates, intellectual property and future prospects (including certain financial projections for Soleno on a stand-alone basis for the years ending December 31, 2026 through December 31, 2037 (the “Soleno-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by Soleno’s senior management (collectively, the “Soleno-Provided Information”);

•

Discussed with Soleno’s senior management their views of Soleno’s business, operations, historical and projected financial results, and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	Performed discounted cash flow analyses based on the Soleno-Provided Financial Projections;

•	Reviewed the valuation and financial metrics of certain precedent mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Reviewed the historical prices and the trading activity of the Shares;

The Board of Directors

Soleno Therapeutics, Inc.

April 5, 2026

•

Compared the financial performance of Soleno and certain trading multiples and the trading activity of the Shares with corresponding data for certain publicly traded companies that we deemed relevant in evaluating Soleno; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Soleno (including, without limitation, the Soleno-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Soleno-Provided Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Soleno-Provided Financial Projections, any other estimates or any other forward-looking information provided by Soleno or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Soleno’s senior management that they are unaware of any facts or circumstances that would make the Soleno-Provided Information incomplete, inaccurate or misleading.

•

We (i) have been advised by Soleno’s senior management, and have assumed, that the Soleno- Provided Financial Projections (including the expected development and commercialization of Soleno’s products and product candidates) have been (y) reasonably prepared on bases reflecting the best currently available estimates and judgments of Soleno’s senior management as to the expected future performance of Soleno on a stand-alone basis and (z) reviewed by Soleno’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

During the course of our engagement, we were asked by Soleno’s Board of Directors to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Soleno, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Soleno or any other entity or the solvency or fair value of Soleno or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Soleno’s senior management and Soleno’s other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Soleno or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Soleno, Neurocrine and Purchaser will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Soleno, Neurocrine and Purchaser contained in the Agreement are true and correct and all conditions to the

The Board of Directors

Soleno Therapeutics, Inc.

April 5, 2026

obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Soleno or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to Soleno may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Soleno, its securities or other financial instruments or the Transaction or (iii) the impact of the Transaction on the solvency or viability of Soleno or the ability of Soleno to pay its obligations when they come due.

We have acted as a financial advisor to Soleno in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, Soleno has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As separately disclosed, (i) aside from our current engagement by Soleno, we have not been previously engaged during the past two years by Soleno to provide financial advisory or investment banking services for which we received fees, except that we acted as a joint active bookrunner in connection with Soleno’s July 2025 confidentially marketed public equity offering and Soleno’s May 2024 confidentially marketed public equity offering, in each case for which we received agreed-upon fees and (ii) we have not been previously engaged during the past two years by Neurocrine, to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide Soleno, Neurocrine or their respective affiliates with financial advisory and investment banking services unrelated to the Transaction, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Soleno, Neurocrine, other participants in the Transaction or their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Soleno, Neurocrine, other participants in the Transaction or their respective affiliates. Furthermore, our and our affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in Soleno, Neurocrine, other participants in the Transaction or their respective affiliates.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Soleno, Neurocrine, other participants in the Transaction or their respective affiliates or the Transaction that differ from the views of our investment banking personnel.

The Board of Directors

Soleno Therapeutics, Inc.

April 5, 2026

Our opinion has been provided to Soleno’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Soleno’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address Soleno’s underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Soleno, the financing or funding of the Transaction by Neurocrine or the effects of any other transaction in which Soleno might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (y) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement or (z) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Soleno. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Soleno’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Guggenheim Securities, LLC
GUGGENHEIM SECURITIES, LLC

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